ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
ON THE
RESOURCE ESTIMATES
FOR THE
SAN SEBASTIÁN PROJECT
JALISCO STATE
MEXICO

Report Date: March 27, 2014
Effective Date: December 31, 2013

Location: Jalisco State, Mexico

-Prepared by-
Michael J. Munroe, RM-SME #4151306RM
Geology Manager

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

UNIDAD SAN SEBASTIAN
JALISCO, MEXICO
NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Location and Property Description		1-2
	1.3	Ownership		1-2
	1.4	History		1-3
	1.5	Geology and Mineralization		1-4
	1.6	Exploration Program		1-4
		1.1.1	2010 Exploration Program	1-4
		1.1.2	2011 Exploration Program	1-5
		1.6.1	2012 Exploration Program	1-5
		1.6.2	2013 Exploration Program	1-5
		1.6.3	2014 Exploration Program	1-5
	1.7	2013 Mineral Resource Estimate		1-6
		1.7.1	Animas-Los Negros,El Tajo and Real Veins	1-6
		1.7.2	Terronera Vein	1-6
		1.7.3	Cut-off Grade	1-7
	1.8	Conclusions and Recommendations		1-7
		1.8.1	Conclusions	1-7
		1.8.2	Recommendations	1-8
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-2
	2.3	Effective Dates		2-2
	2.4	Units and Currencies		2-3
	2.5	Information Sources and References		2-5
	2.6	Previous Technical Reports		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Ownership and Property Description		4-2
	4.2	Mexican Regulations for Mineral Concessions		4-4
	4.3	Licences, Permits and Environment		4-4
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility and Local Resources		5-1
	5.2	Physiography and Climate		5-1
	5.3	Infrastructure		5-2
6.0	HISTORY			6-1
	6.1	Mining in Mexico		6-1
	6.2	San Sebastián Del Oeste Mining District		6-2
	6.3	Historical and Recent Exploration		6-3

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		6.3.1	Historical Exploration	6-3
		6.3.2	Endeavour Silver Exploration	6-4
	6.4	Historical and Recent Resource and Reserve Estimates		6-11
	6.5	Historical Mining and Production		6-12
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-3
	7.3	Mineralization		7-4
		7.3.1	Los Reyes Area	7-5
		7.3.2	Santiago de los Pinos Area	7-6
		7.3.3	San Sebastián del Oeste Area	7-6
		7.3.4	El Real de Oxtotipan Area	7-7
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION 2013			9-1
	9.1	2013 SURFACE EXPLORATION AND DRILLING		9-1
	9.2	2013 Exploration Activities		9-2
		9.2.1	Drilling	9-2
		9.2.2	Other Surface Exploration Activities	9-2
10.0	DRILLING			10-1
	10.1	General		10-1
	10.2	2013 DRILLING PROGRAM and results		10-1
		10.2.1	2013 Surface Drilling Program	10-1
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Method and Approach		11-1
		1.1.3	Core Drilling	11-1
		11.1.1	Sample Preparation and Security	11-2
	11.2	Quality Control / Quality Assurance (QA/QC) program		11-4
		11.2.1	Standard Reference Material	11-5
		11.2.2	Duplicate Samples	11-10
		11.2.3	Blank Samples	11-12
		11.2.4	Check Assays	11-13
		11.2.5	QA/QC Summary	11-15
	11.3	Comments on section 11		11-15
12.0	DATA VERIFICATION			12-1
	12.1	2013 Site Visit		12-1
		12.1.1	Review of Project Geology and Mineralization	12-1
		12.1.2	Review of Exploration Practices	12-1
		12.1.3	Review of QA/QC	12-4
	12.2	Database Verification for the Mineral Resource Estimate		12-5
	12.3	Comments on Section 12		12-6
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	General Discussion		13-1
	13.2	Metallurgical Testwork		13-2

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JALISCO, MEXICO
NI 43-101 TECHNICAL REPORT

		13.2.1	Multi-Element Analysis	13-2
		13.2.2	Size Analysis	13-3
		13.2.3	Cyanide Bottle Roll Leach Tests	13-3
	13.3	Summary		13-4
	13.4	Comments on Section 13		13-4
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Terms of Reference		14-1
		14.1.1	CIM Mineral Resource Definitions and Classifications	14-2
	14.2	Methodology		14-4
		14.2.1	Tonnage Conversion	14-4
		14.2.2	Resource Estimation Methods	14-4
		14.2.3	Capping of High Grade Assays	14-6
		14.2.4	Sample Composites	14-6
		14.2.5	Modifying Factors	14-7
		14.2.6	Classification	14-7
		14.2.7	Cut-off Grades	14-7
	14.3	Mineral Resource Statement		14-8
	14.4	Note on Rounding		14-11
	14.5	Factors That May Affect the Mineral Resource Estimate		14-11
	14.6	Comments on Section 14		14-12
15.0	MINERAL RESERVE ESTIMATES			15-1
16.0	MINING METHODS			16-1
17.0	RECOVERY METHODS			17-1
18.0	PROJECT INFRASTRUCTURE			18-1
19.0	MARKET STUDIES AND CONTRACTS			19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Social and Community Impact		20-2
21.0	CAPITAL AND OPERATING COSTS			21-1
22.0	ECONOMIC ANALYSIS			22-1
23.0	ADJACENT PROPERTIES			23-1
	23.1	Comments on Section 23		23-3
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	General Discussion		25-1
	25.2	2013 Mineral Resource Estimate		25-2
	25.3	Conclusions		25-3
26.0	RECOMMENDATIONS			26-1
	26.1	Budget for Further Work		26-2
27.0	REFERENCES			27-1

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28.0	CERTIFICATES	28-1

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T A B L E S

Table 1-1 Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq Effective Date December 31, 2013	1-7
Table 1-2 Summary of Total 2014 Budget for the San Sebastián Project Exploration Programs	1-9
Table 2-1 List of the Abbreviations	2-3
Table 4-1 Summary of the Mineral Concessions Owned by Endeavour Silver	4-3
Table 4-2 Summary of Endeavour Silver’s Surface Access Rights	4-5
Table 6-1 Significant Results of IMMSA Sampling of Old Mines in San Sebastián	6-4
Table 6-2 Significant Assays for the 2010 Rock Sampling in the San Sebastián Project Areas	6-5
Table 6-3 2011 Significant Assays for Rock Sampling in the La Terronera Area	6-8
Table 6-4 Significant Assays for Rock Sampling in the El Hundido Mine Area	6-9
Table 9-1 Summary of the 2013 Expenditures for the San Sebastián del Oeste Project Exploration Program	9-1
Table 9-2 San Sebastian Surface Exploration Drilling Activities in 2013	9-2
Table 9-3 Significant Assays for rock sampling in the Terronera South area	9-5
Table 9-4 Significant Assays for rock sampling in the Terronera South area	9-6
Table 9-5 Assays for trenches completed in the Terronera area	9-7
Table 9-6 Significant composites of channel sampling collected in the Quiteria Wes area	9-12
Table 10-1 2013 Drill Hole Summary for the Terronera Surface Diamond Drilling Program	10-1
Table 10-2 Surface Drill Hole Assay Summary for Mineral Intercepts in the Terronera Area	10-5
Table 11-1 Summary of Analysis Procedures	11-3
Table 11-2 Table Showing Quantities of Control Samples Used	11-4
Table 11-3 Summary of the Reference Standard Material Samples Used During the San Sebastián Surface Diamond Drilling Program	11-6
Table 11-4 Table Showing Basis for Intercepting Standard Samples	11-6
Table 13-1 Results of Multi-Element Assay of La Quitería Concentrate Sample at SGS Durango	13-2
Table 13-2 La Quitería Concentrate Size Analysis and Silver and Gold Distribution in Size Fractions	13-3
Table 13-3 Cyanide Bottle Roll Leach Test Conditions	13-3
Table 13-4 La Quitería Cyanide Bottle Roll Leach Test Results	13-3
Table 14-1 Model cell size in metres	14-5
Table 14-2 IDW Interpolation Parameters	14-6
Table 14-3 Summary of Sample Capping Grades Used for the San Sebastián Project	14-6
Table 14-4 Indicated Mineral Resource Estimate, San Sebastián Project Effective Date December 31, 2013	14-8
Table 14-5 Inferred Mineral Resource Estimate, San Sebastián Project Effective Date December 31, 2013	14-8
Table 20-1 Summary of Environmental Permits for the San Sebastian Project	20-1
Table 25-1 Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq Effective Date December 31, 2013	25-2
Table 26-1 Summary of Total 2014 Expenditures for the San Sebastián Project Exploration Programs	26-2
Table 26-2 San Sebastián Surface Exploration Budget for 2014	26-3

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F I G U R E S

Figure 4-1 San Sebastián Project Location Map	4-1
Figure 4-2 San Sebastián del Oeste Project Claim Map	4-2
Figure 5-1 View of the Topography Surrounding the Town of San Sebastián	5-2
Figure 5-2 View of the Topography from the San Sebastián Project	5-3
Figure 5-3 View of Puerto Vallarta from the sky above the Pacific Ocean, Looking East	5-3
Figure 5-4 View of the Town of San Sebastián del Oeste, Jalisco	5-4
Figure 7-1 Regional Tectonic Map of the San Sebastián Project Showing the Tepic-Zacoalco Graben	7-2
Figure 7-2 General Geologic Map of the San Sebastián del Oeste Area (modified from Flores, Reyes, 2001)	7-2
Figure 7-3 Geologic Map of the San Sebastián Project Showing the Principal Veins	7-4
Figure 8-1 Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System	8-2
Figure 9-1 Surface Map showing Exploration Targets in the San Sebastian area	9-3
Figure 9-2 Surface Map of the Terronera South area	9-9
Figures 9-3 & 9-4 Photographs showing topographical survey of Tunnel	9-10
Figures 9-5 & 9-6 Photographs showing collection of samples	9-10
Figure 9-7 Photograph showing construction of Trenches	9-11
Figure 9-8 Surface Map of the Quiteria West area	9-14
Figure 9-9 Longitudinal Section (looking North) showing intersection points on the Quiteria West vein, including western extension.	9-15
Figure 9-10 Photograph showing verification of the Quiteria West zone.	9-15
Figure 9-11 Photograph showing sampling activities in the Quiteria West area.	9-16
Figures 9-12 & 9-13 Photographs showing sampling and topographical survey activities in the Quiteria West area.	9-16
Figure 10-1 Surface Map Showing Completed Drill Holes (black) in the Terronera Area of San Sebastián del Oeste	10-3
Figure 10-2 Longitudinal Section (Looking Northeast) Showing the Intersection Points on the Terronera Vein	10-7
Figures 10-3 & 10-4 Cross-Sections through holes TR02-1, TR02-2, TR02-3, TR02-4 & TR02-5 (top) and TR03-1, TR03-2, TR03-3, TR03-4 & TR03-5 (bottom) Drilled to test the Terronera Vein	10-8
Figures 10-5 & 10-6 Cross-Sections through holes TR07.5-1 (top) and TR08.5-1 (Bottom) drilled to test the Terronera Vein	10-9
Figure 11-1 Flowsheet for Core Sampling, Preparation and Analysis	11-5
Figure 11-2 Control Chart for Gold Assays from the Standard Reference Sample EDR-27	11-7
Figure 11-3 Control Chart for Silver Assays from the Standard Reference Sample EDR-27	11-8
Figure 11-4 Control Chart for Gold Assays from the Standard Reference Sample EDR-30	11-8
Figure 11-5 Control Chart for Silver Assays from the Standard Reference Sample EDR-30	11-8
Figure 11-6 Control Chart for Gold Assays from the Standard Reference Sample EDR-31	11-9
Figure 11-7 Control Chart for Silver Assays from the Standard Reference Sample EDR-31	11-9
Figure 11-8 Control Chart for Gold Assays from the Standard Reference Sample EDR-32	11-9
Figure 11-9 Control Chart for Silver Assays from the Standard Reference Sample EDR-32	11-10

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Figure 11-10 Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour Silver’s San Sebastián Drilling Program	11-11
Figure 11-11 Graph of the Original versus Duplicate Sample for the Silver Assays from Endeavour Silver’s San Sebastián Drilling Program	11-11
Figure 11-12 Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream	11-12
Figure 11-13 Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream	11-13
Figure 11-14 Scatter Diagram of the Gold Check Samples	11-14
Figure 11-15 Scatter Diagram of the Silver Check Samples	11-14
Figure 12-1 Vein Exposure in Adit	12-2
Figure 12-2 Portable Drill Rig at Collar of ES08-1	12-2
Figure 12-3 Endeavour Technician Recording Down-hole Survey Readings	12-3
Figure 12-4 Drill Collar Site Showing Newly Planted Tree	12-4
Figure 12-5 Endeavour’s Core Shed at the San Sebastián Project Area	12-5
Figure 13-1 Minera Cimarron’s Flotation Plant and Tailings Facility in the San Sebastián del Oeste Area	13-1
Figure 14-1 Longitudinal Section Showing the Resources for the Animas-Los Negros Vein	14-9
Figure 14-2 Longitudinal Section Showing the Resources for the Tajo Vein	14-9
Figure 14-3 Longitudinal Section Showing the Resources for the Real Vein	14-10
Figure 14-4 Longitudinal Section Showing the Resources for the Terronera Vein	14-10
Figure 23-1 Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area	23-1

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NI 43-101 TECHNICAL REPORT

1.0	SUMMARY

1.1	Introduction

The purpose of this Technical Report is to support Endeavour Silver Corp’s (Endeavour) public disclosure related to the resource estimate for the San Sebastián Project. This Technical Report conforms to National Instrument 43- 101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43- 101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

Endeavour is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, EDR has posted nine consecutive years of growth of its silver mining operations. In addition to the San Sebastián property, Endeavour owns and operates the Guanaceví Mine located in the northwestern Durango state, and the Del Cubo the Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of December 31, 2013. The mineral resource estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term San Sebastián Property, in this report, refers to the entire area covered by the mineral license, while the term San Sebastián Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

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The conclusions and recommendations in this report reflect the QP's best independent judgment in light of the information available to him at the time of writing.

1.2	Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián Properties being acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

1.3	Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the San Sebastián Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Project is comprised of 12 mineral concessions. The core group of 10 concessions totalling 3,388 hectares (ha) were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

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In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions it’s still pending.

The annual 2014 concession tax for the San Sebastián Properties is estimated to be approximately 693,658 Mexican pesos (pesos), which is equal to about US $53,360 at an exchange rate of 13.00 pesos to US $1.00 dollar.

1.4	History

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

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1.5	Geology and Mineralization

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about a 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6	Exploration Program

1.1.1	2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián Project.

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1.1.2	2011 Exploration Program

In 2011, exploration activities continued on the San Sebastián Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling. A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2011.

1.6.1	2012 Exploration Program

In 2012, exploration activities continued on the San Sebastián Project, primarily involving surface diamond drilling. A total of US $3,455,816 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2012,

1.6.2	2013 Exploration Program

In 2013, exploration activities continued on the San Sebastian Project. Follow- up surface diamond drilling continued in the Terronera vein area.

Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas.

A total of US $3,944,570 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2013.

1.6.3	2014 Exploration Program

The 2014 exploration program is planned to include 6,250 m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera vein.

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The field activities will include detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West vein.

Endeavour Silver is budgeting to spend US $1,546,650, mainly on diamond drilling.

1.7	2013 Mineral Resource Estimate

The mineral resource discussed in this report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 31, 2013.

1.7.1	Animas-Los Negros,El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

1.7.2	Terronera Vein

A block model was developed for the Terronera vein which has been tested by more than 55 drill holes. The block size used to match the drilling density on a 50 m grid was 25 m along strike x 25 m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3 ) technique. Grade capping (based on log-probability plots) was at 2,070 g/t and 7.96 g/t for silver and gold, respectively.

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1.7.3	Cut-off Grade

The cut-off grade selected by Endeavour Silver for the resource estimate is 100 g/t silver equivalent (AgEq), using a 60:1 ratio based on prices of US $24.20/oz silver and US $1,420/oz gold, with no base metal credits applied.

A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 1-1.

Table 1-1
Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq
Effective Date December 31, 2013

Vein	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	SilverEq (oz)
TotalIndicated	2,476,000	229	1.08	294	18,216,200	86,300	23,394,200

TotalInferred	2,376,000	175	1.66	275	13,390,600	126,800	20,998,600

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

1.8	Conclusions and Recommendations

1.8.1	Conclusions

The QP considers the San Sebastián resource estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the resource estimate or the continued exploration of the San Sebastián Property.

The QP considers that the mineral concessions in the San Sebastián mining district controlled by Endeavour Silver to be highly prospective both along strike and down dip of the existing mineralization. Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted.

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Therefore, the QP believes that with Endeavour’s continued commitment to exploration, there is a good likelihood of discovering additional resources at the San Sebastián Project.

Despite the potential for additional resources, Endeavour has not determined whether its mineral resource contains any mineral reserves that are economically recoverable. There are presently no mineral reserves on the San Sebastian Property.

1.8.2	Recommendations

Based on a review of the San Sebastián Project and the encouraging results thus far, the QP recommends the following.

That Endeavour continues exploration activities on the San Sebastián property. The exploration budget approved for 2014 is discussed in Section 26.1.

Endeavour continues to investigate and develop relationships with third parties holding prospective mining interests in and surrounding the San Sebastián Project area.

Drilling programs should continue to focus on upgrading and expanding the resources.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

As more data is collected, the modelling parameters and procedures be regularly reviewed to develop better estimation plans.

Endeavour continue to develop and regularly revise high quality geologic models as more drilling is completed to enhance resource modeling.

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Current QA/QC program should be maintained and regularly reviewed to develop better protocols.

The QP recommends that the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations be continued.

Additional metallurgical testing should be conducted as more information is collected to establish the optimum recovery method(s) and grade-recovery relationship(s).

As the resource base grows the need for basic engineering studies increases. Endeavour should initiate investigations into infrastructural requirements and as the project advances consider commissioning economic studies.

1.8.2.1.	Budget for Further Work

In line with these recommendations, Endeavour Silver has proposed an exploration budget of US $1,546,650 for the period January, 2014 to December, 2014. Table 1-2 summarizes the planned 2014 surface exploration budget for the San Sebastián Project. Details can be found in Section 26.1.

Table 1-2
Summary of Total 2014 Budget for the San Sebastián Project Exploration Programs

Project Area	2014 Program		Budget
	Metres	Samples	US$
Surface Exploration Drilling
Terronera	6,250	2,000	1,149,450
San Sebastian Regional Exploration		1200	397,200
Total	6,250	3,200	1,546,650

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2.0	INTRODUCTION

This technical report is an update to the report titled “NI 43-101 Technical Report on the Mineral Resource Estimates for the San Sebastián Project Jalisco State Mexico” dated March 6 2013 and was prepared by Micon International Limited in Toronto, Ontario, Canada.

This technical report is an update of the mineral resource estimate for the exploration properties that are part of the San Sebastian Project of Endeavour Silver Corp. in Jalisco State, Mexico.

The bulk of this report has be excerpted from the original report and modified where necessary.

2.1	Terms of Reference

This Technical Report has been prepared by Endeavour Silver Corp. (Endeavour) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the Guanaceví Mines Project. This information has resulted from additional underground development, sampling, exploration drilling, and includes updated Mineral Resource and Reserve estimates.

Endeavour Silver Corp. is a Canadian based mining and exploration company active in Mexico. Endeavour is based in Vancouver, British Columbia with management offices in Leon, Mexico and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company operates three units consisting of several independent mines, the Guanaceví Unit in northwest Durango State, The Bolañitos Unit and the Del Cubo Unit both located in Guanajuato State near the city of Guanajuato.

Total 2013 metal production from Endeavour Silver Corp’s operations was 6,813,069 oz Ag, 75,578 oz Au, from 1,537,984t of ore equating to 11,347,749 oz AgEq at a consolidated cash cost of US $7.87/oz Ag.

Endeavour Silver Corp. has been a “producing issuer” since 2004. Pursuant to section 5.3.2 of National Instrument (NI 43-101), Endeavour Silver Corp., as a “producing issuer”, with respect to mineral resource and mineral reserve reporting to Canadian securities authorities, the company is not required to commission an independent Qualified Person to write the technical report.

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The exploration property located at Endeavour’s San Sebastian Property is the subject of this technical report. The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of December 31, 2013 as well as to detail advances made during 2013.

The term San Sebastian Property, in this report, refers to the entire area covered by the mineral license, while the term San Sebastian Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

2.2	Qualified Persons

The Qualified Person (QP), as defined in NI 43–101 and in compliance with Form 43–101F1 Technical Report, responsible for the preparation of the Report is Mr. Michael J. Munroe, Registered Member, Society of Mining Engineers #4151306RM.

Mr. Munroe visited the San Sebastian Property on November 15 – 17th , 2013.

Mr. Munroe acted as project manager during preparation of this report, and is responsible for report Sections 1 through 14 and 23 through 28. Sections 15 through 22 are not material to this report.

Endeavour Silver staff provided input to the report, under the supervision of Mr. Munroe.

2.3	Effective Dates

The Mineral Resources have an effective date of 31 December, 2013.

The Mineral Reserves have an effective date of 31 December, 2013.

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Drill data and information on the mining operation is current to 31 December, 2013.

There were no material changes to the data, models or technical information on the San Sebastian Property between the effective date and the signature date of the Report.

2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). The exchange rate as of the Report effective date of December 31, 2013 was approximately US$1.00 equal to MXP13.10. Table 2-1 provides a list of the various abbreviations used throughout this report. Appendix A contains a glossary of mining terms.

The exchange rate as of the Report effective date of December 31, 2013 was approximately US$1.00 equal to MXP13.10.

Table 2-1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Milligram(s)	mg
atomic absorption	AA	Millimetre(s)	mm
BSI Inspectorate	BSI	Million metric tonnes per year	Mt/y

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Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million ounces	Moz
Canadian National Instrument 43-101	NI 43-101	Million tonnes	Mt
Carbon-in-leach	CIL	Million years	Ma
Centimetre(s)	cm	Minera Capela S.A de C.V.	Minera Capela
Comisión de Fomento Minero	Fomento Minero	Minera Planta Adelente S.A. de C.V.	Minera Planta Adelente
Copper	Cu	Minera Santa Cruz y Garibaldi S.A. de C.V.	Minera Santa Cruz
Cubic feet per minute	cfm	Nearest Neighbor	NN
Day	d	Net present value	NPV
Degree(s)	o	Net smelter return	NSR
Degrees Celsius	oC	North American Datum	NAD
Digital elevation model	DEM	Not available/applicable	n.a.
Dirección General de Minas	DGM	Ordinary Kriging	OK
Dollar(s), Canadian and US	$, CDN $ and US $	Ounces (troy)	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Endeavour Silver Gold S.A de C.V.	Endeavour Silver Gold	Parts per billion	ppb
Feet = 0.3048 metre	ft. or (')	Parts per million (= g/t)	ppm
Global Positioning System	GPS	Percent(age)%
Gold	Au	Potassium-Argon (referring to age date technique)	K-Ar
Gram (1g = 0.001 kg)	g	Pounds per square inch	psi
Grams per metric tonne	g/t	Qualified Person	QP
Greater than	>	Quality Assurance/Quality Control	QA/QC
Grupo Peñoles	Peñoles	Range Consulting Group, LLC	Range Consulting
Hectare(s)	ha	Robust relative standard deviation	RSD
Horsepower	hp	Rock Quality Designation	RQD
Inches, 2.42 cm	in or (")	Second	s
Internal rate of return	IRR	Silver	Ag
Inverse Distance Weighted	IDW	Specific gravity	SG
Kilogram(s)	kg	SRK Consulting Limited	SRK
Kilometre(s)	km	Standard Reference Material	Standard
Kilovolt-amps	Kva	System for Electronic Document Analysis and Retrieval	SEDAR

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Lead	Pb	Système International d’Unités	SI
Less than	<	Tonne (metric)	t
Litre(s)	l	Tonnes (metric) per day	t/d, tpd
Megawatt	Mw	Tonnes (metric) per month	t/m
Metalurgica Guanaceví S.A. de C.V.	Metalurgica Guanaceví	Universal Transverse Mercator	UTM
Metre(s)	m	Year	y
Mexican Peso	mxp	Zinc	Zn

2.5	Information Sources and References

Information used to support this Technical Report is based on previously published material, historical documents, professional opinion, geological maps and reports, technical papers and published government reports listed in Section 27, (References) of this Technical Report, Endeavour Silver’s history and experience as a producer in Mexico, as well as unpublished material provided by Endeavour Silver.

Sources of data include diamond drilling, downhole surveys, underground chip sampling and underground survey data.

Sources of data also include actual and historic mining and processing production.

2.6	Previous Technical Reports

Endeavor Silver has filed the following technical reports for the San Sebastián Property:

Lewis, W.J., and Murahwi, C.Z., (2012), NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico, effective date December 31, 2011.

Lewis, W.J., and Murahwi, C.Z., (2013), NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico, effective date December 15, 2011

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3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by Endeavour Silver. The information, conclusions, opinions, and estimates contained herein are based on:

•	Internal information available at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information available from the San Sebastián Property and other third party sources.

The QP, while taking full responsibility for the report content, recognizes the support of:

•	Luis Castro, VP Exploration,

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4.0	PROPERTY DESCRIPTION AND LOCATION

The San Sebastián Project is located in the northwestern portion of Jalisco State, near its border with the State of Nayarit, as shown in Figure 4-1. The Project is near the town of San Sebastián del Oeste which also gives its name to the municipality and mining district which surrounds it.

The Project is situated between coordinates 20°39’45" and 21°02’30" north latitude and 104°35’00" and 104°51’00" west longitude (between UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north).

Figure 4-1
San Sebastián Project Location Map

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4.1	Ownership and Property Description

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour holds the San Sebastián Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

The Project is comprised of 12 mineral concessions (Table 4-1), totaling 5,466 ha. See Figure 4.2 for a concession map of the San Sebastián project.

Figure 4-2
San Sebastián del Oeste Project Claim Map

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The core group of 10 concessions was owned by IMMSA, totaling 3,388 ha. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver has also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions it’s still pending.

Table 4-1
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession	Hectares
San Sebastián 4	211073	31/03/00 to 30/03/50	22.0000
San Sebastián 7	213145	30/03/01 to 29/03/51	166.0000
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600
San Sebastián 10	213548	18/05/01 to 17/05/51	16.0000
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2,808.8716
San Sebastian 10 Fracc. 1	238532	3/09/11 AL 22/09/61	2,075.2328
San Sebastian 10 Fracc. 2	238533	23/09/11 AL 22/09/61	2.9294
		Total	5,466.0481

The annual 2014 concession tax for the San Sebastián Properties is estimated to be approximately 693,658 Mexican pesos (pesos), which is equal to about US $53,360 at an exchange rate of 13.00 pesos to US $1.00 dollar.

The Endeavour Silver concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican company. These concessions cover the active La Quiteria mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4-2.

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4.2	Mexican Regulations for Mineral Concessions

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing a bi-annual fee must be paid (January and July) to the Mexican government and two reports must be filed in January and May of each year which covers the production and work accomplished on the property between January and December of the preceding year.

4.3	Licences, Permits and Environment

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de los Pinos) that provide access for exploration purposes. Table 4-2 summarizes the surface access rights as at December 15, 2013.

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Table 4-2
Summary of Endeavour Silver’s Surface Access Rights

Owner	Validity	Term
Ejido Santiago de los Pinos	5 Years	07/11/2013 - 2018
Ejido Santa Ana	5 Years	14/10/2010 - 2015
Ejido San Sebastian	5 Years	27/01/2011 - 2016
Fernando Cervantes Gómez	5 Years	02/04/2011 - 2016

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA), the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In the third Quarter of 2013, it was requested an extension of this permit, by the End of the year it was renewed for 2 more years. In order to conduct its exploration activities, Endeavour Silver is subject to a series of terms and conditions summarized as follows:

•	Complete each and every one of the mitigation measures, prevention, security, conservation and the proposed compensation in the MIA.

•	Present within three months of the MIA being approved, a program of management and environmental monitoring in order to verify the effectiveness of the proposed mitigation measures.

•	Execute and implement a program of reforestation in an area equivalent to the area allowed to be affected in the permit, including a schedule for planting and monitoring.

•

To conserve the biodiversity in the Project area, Endeavour Silver is required to carry out a plan of action for the rescue and protection of wild fauna, which includes implementing actions with personnel to rescue and relocate the present fauna according to a journal of described species, relocation to areas of specified ecological criteria, description of the techniques used in the handling of the fauna and a program of technical reviews to evaluate either risks or adjustments to the Project.

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•

Permanent monitoring in strategic zones to identify areas of displacement of wild fauna. This can be done by means of installation of special enclosures for the observation and registering the wild fauna.

•

Establish one or two Unidades de Manejo (UMA) for the reproduction of the species considered to be prey of the jaguar (e.g. white tailed deer and/or wild boar). A UMA is a management unit set up for the conservation of wild fauna in the nearby community or communities. Each UMA will be a minimum of two hectares in size

•	Re-introduction of species considered to be the natural prey of the jaguar.

•	Preparation and placement of information signs about the conservation and protection of the jaguar.

•	Establish a general supervision program to evaluate the environmental impact of the Project.

•

In the case of verifying the presence of flora or fauna classified as being either found only at this locality, rare, threatened or in danger of extinction, a program must be put into place for the rescue and management of the species and for their protection and conservation to assure their survival in this area.

Endeavour Silver is also prohibited from the following:

•	To buy, sell, capture, collect, traffic in or commercialize in any way, species of flora and wild fauna.

•

Deposit and/or leave behind any materials from activities during construction and maintenance of the Project, as well as to spill any type of substance or residues or toxic materials that could alter the conditions of any bodies of water.

•	Construct any type of infrastructure that modifies the natural surface surroundings

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•	Spill any lubricants, greases, oils and materials that could damage or contaminate the soil.

Also, Endeavour Silver is required to post a security bond that guarantees the fulfillment of the established conditions. This bond needs to be submitted to SEMARNAT within 6 months of the permit being granted. Endeavour Silver reports it is in compliance with this condition.

Endeavour Silver is currently working under existing environmental Mexican laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste area into a protected natural area. To-date, the local community has not allowed this to happen, since they are more in favour of resource development and the potential economic benefit, especially employment.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility and Local Resources

The San Sebastián Project is approximately 160 km due west of Guadalajara in Jalisco State and 40 km east of Puerto Vallarta. Access to San Sebastián is on paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the property itself and year round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have cut the transit time by vehicles from Puerto Vallarta to San Sebastián del Oeste to less than 2 hours. San Sebastián del Oeste is also served by an airfield with a paved landing strip in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is quite good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many options for travelling to and from the Project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 with less than 1,000 people living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives nearly daily tourist visits from nearby Puerto Vallarta.

5.2	Physiography and Climate

The town of San Sebastián del Oeste is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. Figure 5-1 and Figure 5-2 are views of the topography surrounding San Sebastián.

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The weather is predominantly humid in the winter and dry and warm during the spring. The mean temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

5.3	Infrastructure

Most of the labour required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies are usually purchased in either Puerto Vallarta (Figure 5-3), Mascota or Guadalajara.

Power supply to the San Sebastián Project is provided by the national grid (Comisión Federal de Electricidad).

Figure 5-1
View of the Topography Surrounding the Town of San Sebastián

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Figure 5-2
View of the Topography from the San Sebastián Project

Figure 5-3
View of Puerto Vallarta from the sky above the Pacific Ocean, Looking East

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Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the San Sebastián Project. There is also cell phone service in the town of San Sebastián del Oeste. Figure 5-4 is a view of the town of San Sebastián del Oeste.

Figure 5-4
View of the Town of San Sebastián del Oeste, Jalisco

The area covered by the San Sebastian Property is sufficiently large to accommodate open pit and underground operations, including ancillary installations. In summary, the San Sebastian Project area is considered advantageously situated with respect to potential future mine development due to its relatively undeveloped state, proximity to good road and air transport, and electrical grid systems and proximity to government, business and work force population centres.

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6.0	HISTORY

6.1	Mining in Mexico

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them intensively, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from US $27,000,000 to US $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880’s until the early 1900’s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according to the best estimates from 1522 to 1879, the production of precious metals in Mexico was about US $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately US $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately US $8,173,565 and the annual product nearly US $10,000,000.

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In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also contained gold to some extent.

6.2	San Sebastián Del Oeste Mining District

San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. Before the arrival of the Spaniards, San Sebastián del Oeste was an indigenous community comprised of the Tecos and Texoquines tribes. In 1524, Francisco Cortés de San Buenaventura conquered the area. By 1542, the mines were discovered and the area integrated into the jurisdiction of Oxtotipac.

More than 25 mines and a number of foundries had been established by 1785. During the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. Only one small private company, Minera Cimarrón, is currently active at the La Quiteria mine.

The town was declared a city in 1812 and reached a peak population of more than 20,000 people by 1900. At one time, it was the provincial capital and one of the gold and silver mining centres of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the start of Puerto Vallarta. Then known as Las Peñas and consisting of just a few huts at the mouth of the Rio Cuale, Puerto Vallarta was used to supply the mines with salt which was taken by mules up to San Sebastián del Oeste and other mines in the high sierras and used in the smelting process. The silver and gold from the mines was sent, again by mule train, through Guadalajara and Mexico City to Veracruz, where it was sent, once a year, to Spain

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Still standing is the temple of San Sebastián, the original construction of which dates from 1608, and which displays features of Roman and Corinthian architecture. Many other San Sebastián del Oeste structures, built of rock and adobe, exceed 100 years of age. These structures have not been changed in that length of time. Some of the old haciendas around the town have been purchased and restored in recent years.

The town is famous for its festivities of religious character. Every January 20 there is a fiesta in honour of Saint Sebastián. On the 15 August, there is another festival dedicated to the Virgin of the Asunción. On 7 October, there is a festival for the Virgin of the Rosary and on the 12 December, as in all of Mexico, the Virgin of Guadalupe is venerated in a nearby small town named Los Reyes, still in the municipality of San Sebastián del Oeste.

6.3	Historical and Recent Exploration

6.3.1	Historical Exploration

In 1921, after the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.

In 1979, the then Consejo de Recursos Minerales (CRM), now the Servicio Geológico Mexicano (SGM), initiated both regional and local, semi-detailed exploration activity.

In 1985, Compañía Minera Bolaños, S.A. conducted prospecting activities in the areas of Los Reyes and Santiago de los Pinos. This worked eventually ended and many of the concessions were allowed to elapse.

At the end of the 1980’s, IMMSA began exploring in the San Sebastián del Oeste district.

During the period from 1992 to 1995, IMMSA conducted detailed geological mapping and sampling of outcropping structures. These included the La Quiteria, San Augustin and Los Reyes, as well as other veins of secondary importance. IMMSA systematically assayed more than 200 rock samples from many of the old mines, the highlights of which are shown in Table 6-1.

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Table 6-1
Significant Results of IMMSA Sampling of Old Mines in San Sebastián

Mine	Width*(m)	Silver(g/t)	Gold(g/t)
LaQuiteria	Randomgrabs	10–9,649	0.01–11.92
SanAgustín	Randomgrabs	24–1,770	0.01–3.12
ElTajo	Randomgrabs	74–933	0.06–1.62
Terronera	Randomgrabs	16–397	0.01–4.67
ElPadre	Randomgrabs	15–571	0.01–0.44
ElFraile	1.5	363	1.44
Demócrata	1	814	0.98
LaLuz	1.3	325	28
LosReyes	1	1,485	3.35
SanAntonio	1.25	823	0

Sample width not true width, true width remains to be determined.

This work identified possible mineralized ore shoots on the Terronera, La Luz and La Quitera veins that were tested by surface diamond drilling.

An initial program of 17 widely-spaced diamond drill holes was completed on these structures, mainly the Terronera vein. The drilling succeeded in intersecting widespread silver-gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths. Drilling, however, was suspended and quantification of mineral resources was not undertaken. In the final report by IMMSA, numerous structures with potential for future exploration were identified.

6.3.2	Endeavour Silver Exploration

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián Project.

6.3.2.1.	2010 Exploration Activities

Surface Geological Mapping

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During 2010, surface geological mapping was completed in the Real Alto area in the southern part of the San Sebastián Project. Mapping indicated that the geology of the Real Alto area consists of rhyolitic agglomerate overlying andesitic agglomerate and/or andesite.

Numerous quartz veins were traced on the surface in the Real Alto area. The most prominent structures include the Real, Animas-Los Negros, El Tajo and La Escurana veins.

Rock and Soil Sampling

In 2010, a total of 1,004 rock and soil samples were collected and submitted for assay. These samples were taken principally from the historic mines in the San Sebastián del Oeste district, mainly developed on veins in the Real Alto area. Significant assays for rock chip samples are shown in Table 6-2.

The most significant assays were returned for selective grab samples on veins and old mine dumps. The most noteworthy grab samples were collected from the El Porvenir, La Carbonera, El Tajo and Los Pollos veins. The most significant assay returned was 5,040 g/t silver and 18.80 g/t gold for a sample collected at El Porvenir. Elevated values were mainly returned for vein samples of vuggy quartz with finely disseminated pyrite and iron oxides.

Table 6-2
Significant Assays for the 2010 Rock Sampling in the San Sebastián Project Areas

SampleID	Zone	Width* (m)	Assay Results
			Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)
ESA10009	El Llanito	0.30	0.33	323	755	42
ESA10013	Los Pollos	0.30	0.33	270	129	18
ESA10014	Los Pollos	Grab	0.74	1,185	1,370	355
ESA10021	Los Negros	Grab	0.48	377	391	98
ESA10025	La Obra	0.70	1.39	287	282	57
ESA10026	La Obra	Grab	0.2	231	304	61
ESA10027	La Obra	1.15	1.06	1,120	547	124
ESA10037	OcoteA lto	0.80	0.69	821	371	98
ESA10040	Ocote Alto	0.40	0.44	261	301	28
ESA10045	San Martín	0.30	1.23	364	1,130	734
ESA10058	La Obra	0.40	0.13	370	71	86
ESA10060	Guadalupe	0.35	2.51	647	34	105
ESA10066	La Obra	1.00	0.38	548	631	281
ESA10068	La Obra	0.20	0.23	234	302	588
ESA10069	La Obra	0.20	0.07	429	724	535

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Sample ID	Zone	Width* (m)	Assay Results
			Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)
ESA10075	El Tajo	Grab	2.82	1,295	11,150	500
ESA10076	El Porvenir	Grab	18.80	5,040	4,920	4,610
ESA10089	El Culebro	Grab	1.94	534	1,160	63
ESA10095	ElTajo	1.40	0.50	216	615	115
ESA10096	ElTajo	0.55	0.64	673	18,800	227
ESA10098	ElTajo	0.50	1.16	581	13,200	5,240
ESA10099	ElTajo	0.56	2.02	1,295	25,100	3,630
ESA10903	ElTajo	1.50	0.37	414	897	293
ESA10904	ElTajo	1.50	0.78	474	449	366
ESA10907	San Agustín	0.50	0.23	603	2,050	1,755
ESA10912	El Rosario	0.30	0.68	634	740	164
ESA10922	La Carbonera	Grab	1.82	518	1,085	762
ESA10926	La Carbonera	Grab	14.75	4,010	11,800	743
LC-01	Los Cuates	1.30	0.16	310	502	189
YES-05	La Yesquilla	1.50	0.68	737	226	39
Note: Width is sample width not true width. Table taken from the 2011 Micon Technical Report.

The sample widths in Table 6-2 represent the horizontal width of the sample and not the true width of the zone or vein. The true width of the vein is subject to the dip and variation of thickness in the vein itself which at this time has not been determined for the 2010 samples.

A soil geochemical grid was conducted over the Real Alto zone to delineate possible buried veins in the area and also to map and sample any veins exposed on surface. By June, grid sampling was completed with a total of 735 soil samples collected in the Real Alto area.

Contouring of silver and lead soil results gave the best geochemical signatures with anomalous values coinciding with known vein traces. Geochemical sampling also confirmed vein configurations and further analysis of the data was done to identify possible extensions.

6.3.2.2.	2011 Exploration Program

In 2011, exploration activities continued on the San Sebastián Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

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A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2011.

Drilling

During 2011, Endeavour Silver completed 7,688.25 m of drilling in 36 surface diamond drill holes at the San Sebastián Project. A total of 2,980 diamond drill core samples were collected and submitted for assay.

Geological Mapping and Sampling

Santiago de los Pinos Area

In early 2011, mapping and sampling of structures in the Santiago de los Pinos area (El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras Coloradas, Los Cuates, La Yesquilla and La Ermita Areas) were conducted.

All samples collected in the Santiago de los Pinos area returned only low grade values; the highest values were 2.2 g/t Au and less than 100 g/t Ag.

Terronera Area

Also in early 2011, mapping and sampling were carried out on the Terronera vein near the town of San Sebastián del Oeste.

The Terronera vein has been mined in four separate underground workings; the Terrona mine in the middle, the Salto mine to the northwest and the Santa Gertrudis and El Hundido mines to the southeast. In the La Terronera mine, wall and roof samples were collected every 3 m or so, depending of the existence of quartz in the zone. The left wall contained traces of sulphides and the right wall has grey sulphides (<1%), similar to the roof. Some dump boulders were also sampled and contained veinlets of grey sulphides averaging 5 mm wide.

Rock chip samples taken in the Terronera mine returned significant assays up 1,720 g/t silver and 2.09 g/t gold over 1.2 m and 943 g/t silver and 0.46 g/t gold over 0.8 m (Table 6-3). These elevated values were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

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Table 6-3
2011 Significant Assays for Rock Sampling in the La Terronera Area

Sample ID	Width* (m)	Assay Results
		Au (g/t)	Ag (g/t)
ESA10973	1.9	2.17	213
ESA10974	1.7	1.55	123
ESA10978	1.0	2.24	141
ESA10979	1.0	1.44	221
ESA10980	1.0	2.16	171
ESA11008	1.4	4.92	227
ESA11011	1.3	6.94	189
ESA11014	1.2	1.79	152
ESA11015	2.3	0.88	208
ESA11021	2.1	0.7	178
ESA11024	1.4	1.5	189
ESA11025	1.25	3.38	381
ESA11026	1.4	3.45	197
ESA11027	1.7	2.99	183
ESA11033	Grab	3.1	198
ESA11035	0.6	5.55	67
ESA11048	1.5	1.75	122
ESA11037	0.15	0.58	197
ESA11101	1.0	2.39	208
ESA11102	1.2	2.09	1,720
ESA11106	0.5	0.88	182
ESA11110	1.0	6.48	119
ESA11125	0.8	0.46	943
ESA11128	1.0	0.56	193
ESA11133	1.0	4.67	353
ESA11136	0.7	0.44	423
ESA11140	1.1	0.38	138
ESA11149	1.0	2.26	236
ESA11150	0.15	0.36	695
ESA11166	0.2	0.24	215
ESA11168	0.35	0.31	662
Note: Width is sample width not true width. Table taken from the 2011 Micon Technical Report.

The sample widths in Table 6-3 represent the horizontal width of the sample and not the true width of the zone or vein.

The El Hundido mine was developed on the southeastern extension of the La Terronera vein. The vein has a similar trend and dip as seen in the La Terronera mine, NW60º to NW50º and dipping northeast. The vein width varies up to approximately 9 m. It is also offset by faults, one of them trending NW15º/60ºSW and the other SW35º/62ºNW.

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Rock chip samples taken in the El Hundido mine returned significant assays up 494 g/t silver and 0.40 g/t gold over 1.1 m (Table 6-4). These elevated values were mainly from samples of milky white quartz, crystalline in places, with traces of pyrite and possible silver sulphides along the hanging wall contact. Boxworks lined with iron oxides after pyrite and minor manganese oxides are also present.

The Santa Gertrudis mine is caved in and inaccessible.

Table 6-4
Significant Assays for Rock Sampling in the El Hundido Mine Area

Sample ID	Width* (m)	Assay Results
		Au (g/t)	Ag (g/t)
ESA11174	1.2	0.20	115
ESA11186	1.1	0.52	206
ESA11198	0.8	0.69	182
ESA11199	1.0	0.76	192
ESA11204	1.1	0.40	494
ESA11205	0.8	0.40	225
ESA11206	0.6	0.30	354

The sample widths in Table 6.4 represent the horizontal width of the sample and not the true width of the vein.

In the El Salto mine area, the Terronera vein consists of moderate to strong brecciation and measures up to 4 m wide. The vein is not well exposed but is observed to be hosted within andesite. Also present is a strong stockwork and/or quartz vein (predominant quartz vein and andesite fragments with argillic alteration and oxidation). Several faults (post-mineral) are present. The crosscut in the mine was drained but the workings were not completely accessible due to strong movement on the faults.

Samples of the Terronera vein in the El Salto mine returned only low grade values (<0.20 g/t Au and <10 g/t Ag).

La Luz Area

In October, 2011, mapping and sampling were conducted on the La Luz and Quiteria veins in La Luz area.

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The Quiteria vein consists of a quartz vein with minor calcite which trends east-west to NW80º, with a variable width between 8 and 21 m.

The La Luz vein is a major quartz vein hosted in rhyolite. The vein varies in width from 0.5 m to 10 m with a strike of SE60º/60ºSW. The La Luz vein is likely to be the western continuation of the La Quiteria vein. In many places the vein has seen previous small-scale mining activity.

No information is available regarding the sampling conducted on the veins.

Los Reyes Area

In the Los Reyes area, the quartz veins are very similar to the Real Alto veins but with more evidence of acid leaching within the quartz and with moderate to strong brecciation. These features are found mainly from the San Agustin mine to the west part of the El Culebro mine.

The Los Reyes area has multiple quartz veins, 0.5 m to 5 m wide, mainly hosted in andesite. The main vein structures in the Los Reyes area include:

•	El Culebro with a strike of SE83º/66ºSW and width in the stopes up to 1.2 to 2.0 m.

•	El Tajo with a strike of E-W/79ºS and widths varying from 3 to 6 m.

•	San Agustin with a strike of E-SE 67º/58º; the width of the vein is near 3 m.

•	La Carbonera with a strike of 45º/66ºSW and 0.3 to 1 m width.

•	A vein located west of the El Culebro mine with a strike of SE87º/67ºSE and widths that vary from 80 cm to 4 m.

•	El Refugio with a strike of SE58º/74ºNE and varying widths from 15 to 30 cm.

•	La Minita in the extreme west; quartz vein with a strike of NE85º/74ºSE, and 5 m width.

•	El Padre, located approximately 1.5 km northwest from La Quiteria mine. The vein has a strike NE78º/72ºSE.

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•

The Guadalupe mine inside the town of Santa Ana has a strike of NW 50º/72ºSW and corresponds also to a vein-fault. The wallrock is strongly silicified with sulphides extending up to 4 m on each side of the vein

•	The Santo Domingo mine, also in Santa Ana, has a strike of NW10º/67ºSW. Chalcedony and phyllic alteration are abundant in the wallrock.

No information is available regarding the sample results for the Los Reyes area.

6.3.2.3.	2012 Exploration Program

In 2012, exploration activities continued on the San Sebastian Project and primarily included surface diamond drilling.

A total of US $3,455,816 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2012.

Drilling

In 2012, Endeavour Silver continued to conduct a surface diamond drilling program on prospective targets within the San Sebastián property. Exploration drilling focused in two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real veins, and 2) The Central area, exploring the extension of the Quiteria vein, to the west of the La Quiteria mine, and the Terronera vein.

In 2012, Endeavour Silver had completed 14,575.45 m in 35 surface diamond drill holes at the San Sebastian Project. A total of 3,527 diamond drill core samples were collected and submitted for assays.

6.4	Historical and Recent Resource and Reserve Estimates

No historical or recent resource and reserve estimates have been completed for the San Sebastián property.

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6.5	Historical Mining and Production

According to various records historical mining in the area dates from after 1566 when the Villa de San Sebastián was founded. According to Southworth, in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Intermittent small scale exploitation of the veins occurred between 1640 and 1879 in the San Sebastián del Oeste region. Activity reached a peak between 1880 and 1921 but no production records are available from the period (Flores, Reyes, 2001).

Ramirez, in his 1884 volume entitled “Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

At the present time, only the privately owned La Quiteria mine is operating in the district. As of July, 2012 the mine had a crushing capacity of130 t/d with silver and lead concentrate production of approximately 1.5 t/d.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The mining district of San Sebastián del Oeste is situated at the southern end of the Sierra Madre Occidental (SMO) metallogenic province, a north- northwesterly trending linear volcanic belt of mainly Tertiary age. This volcanic field is more than 1,200 km long and 200 to 300 km wide and is one of the world’s largest epithermal precious metal terranes hosting a majority of Mexico’s gold and silver deposits. The oldest rocks in the southern part of the SMO are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude extensive coeval volcanosedimentary units of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) of late Eocene to Miocene age.

The San Sebastián Project lies within the structurally and tectonically complex Jalisco Block at the western end of the Trans Mexican Volcanic Belt (Figure 7-1). Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks emplaced between 45 and 115 Ma (Lange, Flores, 1991) which are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Flores, Reyes, 2001). Lavas of the San Sebastián cinder cone field, dated at 0.48 to 0.26 Ma, are characterized by a lack of feldspar phenocrysts with high potassium content occurring with basaltic andesite flows (Lange and Carmichael, 1991). These alkalic lavas were extruded within the Tepic-Zacoalco graben (TZG) which bounds the andesitic stratovolcanoes just to the north and northeast.

The area has been affected by a strong tectonic activity from the Cretaceous to Recent with transcurrent faults associated with movements associated with the northern portion of the Jalisco Block producing primarily northwest-southeast regional structures.

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Figure 7-1
Regional Tectonic Map of the San Sebastián Project Showing the Tepic-Zacoalco Graben

Figure 7-2 is a geologic map of the San Sebastián area.

Figure 7-2
General Geologic Map of the San Sebastián del Oeste Area
(modified from Flores, Reyes, 2001)

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7.2	Property Geology

The San Sebastián del Oeste area is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the Lower Volcanic Group of the Sierra Madre Occidental geological province. This package is comprised of a volcano-sedimentary sequence of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano- sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

The oldest rocks in the San Sebastián area are a combination of marine sedimentary and volcanic rocks of middle-lower Cretaceous (Neocomian- Aptian age). This sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic-granodiorite intrusions. This then gave rise to the package of andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites and basalt which are host to the epithermal veins in the district.

A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic composition.

The most important mineralization in the San Sebastián del Oeste district consists of epithermal silver-gold veins. Mining of these veins has occurred for more than 400 years. Most of the production has been extracted from five principal vein systems, Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria, which are illustrated in Figure 7-3.

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Figure 7-3
Geologic Map of the San Sebastián Project Showing the Principal Veins

7.3	Mineralization

The more important mineralized structures in the San Sebastián del Oeste district are controlled by a transcurrent fault system trending west-northwest to northwest with an extensive second order east-west component related to extension caused by sinistral movement on the primary structures. Veins are typically tabular with steep, almost vertical, dips to the south.

There is also a third vein system, trending north-northeast, which displays numerous, narrow, only centimetres wide, veinlets of quartz. These veins have yet to demonstrate any significant economic potential, with the exception of the El Hundido zone, where narrow veins have been exploited.

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The west-northwest trending vein systems are evident in Landsat TM satellite images. The east-west oriented veins, like La Quiteria and El Padre, are not very well defined on satellite imagery. This supports the hypothesis that the east-west veins and faults are secondary dilation zones of the west-northwest structures (and implying a sinistral shear system).

The width of veins for the principal vein systems varies from 1 to 7 m, with some zones of up to 40 m wide (e.g. La Quiteria and Los Reyes). These wider zones typically occur at the intersection of the two systems and are controlled by lithologic changes of the wall rock.

Metallic minerals noted included galena, argentite and sphalerite associated with gangue constituents of quartz, calcite and pyrite.

In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour indicative of a low temperature environment.

Geologic information and field observations indicate that the San Sebastián hydrothermal system is preserved to a large extent, within an elevation difference of up to 1,200 m. The known mines contain polymetallic sulphide mineralization in wide structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

7.3.1	Los Reyes Area

The Los Reyes area is situated in the north part of the district. In this area, it appears that there is only one vein, called El Refugio-Los Reyes and its extensions, which is mainly hosted in a volcano-sedimentary sequence comprised of andesite and andesitic tuffs. Silver-rich quartz veins with minor lead mineralization predominate in the Los Reyes area.

The El Refugio-Los Reyes structure has been historically exploited in such mines as El Culebro, El Tajo, San Agustin, Rosario, Carbonera, San Juan Nepomuceno and El Refugio. Two processing plants, Los Reyes and La Victoria, were reported to have operated in the Los Reyes area with currency also being coined at La Victoria.

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According to a CRM study in 1987, two types of mineralization are present in the Los Reyes area. The first has an average thickness of 8 m at higher elevations and consists of milky white quartz with disseminated pyrite and traces of argentiferous galena. The other type is a breccia with quartz fragments associated with argillaceous material. High-grade gold values occur with strong iron oxides on the footwall contact.

7.3.2	Santiago de los Pinos Area

In the Santiago de los Pinos area, quartz and calcite veins are hosted in volcano-sedimentary rocks consisting mainly of sandstone, siltstone and limestone. Known veins include El Izote, Las Tierras Coloradas, Los Cuates, Los Ocotillos, La Plomosa and numerous other small veins. On the surface, the veins contain minor amounts of silver, lead, zinc and copper mineralization

The Santiago de los Pinos area is denoted by a strong colour anomaly easily seen on satellite images. This alteration corresponds to an oxidized and argillized package of acid volcanics.

7.3.3	San Sebastián del Oeste Area

The veins and mines in the vicinity of the town of San Sebastián del Oeste are considered the most important in the district. These veins can be more than 10 m wide, even though on the surface they can be manifested only by veinlets a few centimetres in width. However, at depths of 70 to 100 m, high-grades of silver-lead-zinc can be found. The veins in the San Sebastián del Oeste area are hosted in andesitic tuffs,

A series of veins which include the La Quiteria and Terronera veins are exposed to the northeast of the town of San Sebastián del Oeste. The El Padre vein is located to the north of the town.

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The El Padre quartz-calcite-barite vein is averages 2-3 m wide. The vein trend appears east-west and it dips mainly to the south. High-grade silver mineralization occurs in lenses, typically banded with the higher grades located to both sides of the structure.

The El Padre vein seems to represent a higher level of the epithermal system evidenced by calcite-barite mineralogy, finely banded colloform textures, and mainly silver mineralization. Boiling of carbon dioxide is also evident by the presence of platey calcite replacement textures and iron oxides.

7.3.4	El Real de Oxtotipan Area

In the south part of the San Sebastián del Oeste district, several small abandoned mines were developed on silver-quartz veins hosted in rhyolite, andesite and volcanic breccia. These structures trend N44°-70°W with variable dips to the southwest and northeast and vertical.

The Real Alto vein is the principal structure in the El Real de Oxtotipan area. Southwest of the Real Alto vein are other known silver and gold-bearing veins which include El Llanito, Las Animas, Los Negros, La Castellana, Consuelo, Santiago, La Esperanza, Santa Juana, Peña Gorda, El Parían and La Escurana.

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8.0	DEPOSIT TYPES

The San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, sub horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the San Sebastián Project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8-1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8-1
Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System

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9.0	EXPLORATION 2013

9.1	2013 SURFACE EXPLORATION AND DRILLING

In 2013, Endeavour Silver spent US $3,944,570 (including property holding costs) on exploration activities and primarily involved surface diamond drilling in the Terronera (Santa Quiteria) area, as summarized in Table 9-1.

Table 9-1
Summary of the 2013 Expenditures for the San Sebastián del Oeste Project Exploration
Program

Area / Description	US$
TAXES	44,830
CONTRACT PAYMENTS & FEES	2,000,091
San Sebastian Subtotal	2,044,921
ASSAYS	3,337
SALARIES	808
TRAVEL&LODGING	615
GAS	272
Realel Alto (South Area) Subtotal	5,033
ASSAYS	105,137
CONSULTANTS	24,980
DIAMOND DRILLING	1,179,300
FIELD	22,093
HOUSING	9,560
FOOD	10,633
OFFICE SUPPLIES & EQUIPMENT	459
GEOLOGY AND ENGINEERING PERSONNEL	293,552
TAXES	18,768
CONTRACT SERVICES	26,524
RECLAMATION	1,992
ROADS AND DRILL PADS	31,951
SALARIES	77,534
TRAVEL & LODGING	20,719
GAS	12,858
REPAIR & MAINTENANCE	13,396
EXPENSES NON DEDUCTIBLE	45,161
Santa Quiteria (Central Area) Subtotal	1,894,616
Grand Total	3,944,570

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9.2	2013 Exploration Activities

9.2.1	Drilling

During 2013, Endeavour Silver completed a total of 8,573.50 m in 30 surface diamond drill holes at the San Sebastian Project. A total of 2,611 samples were collected and submitted for assays. Surface exploration drilling conducted during 2013 is summarized in Table 9-2.

Table 9-2
San Sebastian Surface Exploration Drilling Activities in 2013

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Terronera	30	8,573.50	2,611
Total	30	8,573.50	2,611

Surface diamond drilling was conducted by Energold de Mexico, S.A. de C.V. (Energold Mexico) a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, British Columbia, Canada. Energold Mexico and Energold do not hold any interest in Endeavour Silver and are independent of the company.

9.2.2	Other Surface Exploration Activities

9.2.2.1.	Surface Geological Mapping and Sampling

During 2013, geological mapping, trenching and sampling was conducted by Endeavour in the San Sebastian Project, focused on the Terronera South and Quiteria West areas (Figure 9-1).

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Figure 9-1
Surface Map showing Exploration Targets in the San Sebastian area

Terronera South

During August through November, geological mapping, trenching and sampling was conducted in the Terronera South area (Figure 9-2). A total of 315 rock samples (including samples collected on trenches) were collected and submitted for assays. Assay results are shown in Table 9-3, Table 9-4 and Table 9-5.

Mapping in the San Simon Mine was made, trending NW35º/58ºNE, verifiable at Level 2 of the mine; at Level 1 its only present the footwall of the structure. The vein consisted of quartz (crystalline to milky), with strong Mn Ox + weak FeOx; strong acidity (granular quartz), with gray disseminated Sulphides (minor banded); with red sulphosalts and possibly native silver <1%, with druses of quartz

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Also, topographical survey of workings (old trenches) was conducted at SW of the Hundido until the La Zavala Zone, which is the continuity of the Terronera Vein, including: San Simon, El Madroño, La Perdida, La Esperanza, La Providencia and La Zavala mines. The preferential trend is NW35º/58ºNE.

The structure consisted of a Quartz Vein, with around 6-8 m width, with strong MnOx, mixed with banded sulphides, with red sulphosalts of silver and quartz druses and FeOx.

It was also located another vein, called Pabellon, with the old trenches (“El Bote” and “Los Lentes”), trending NE87º/87ºNW, and consisted of a vein of crystalline quartz, with <2 m width; and included another perpendicular vein trending NE45º/75ºNW.

The La Providencia old trench was surveyed, intercepting 2 veins, the first one with around 25 cm width, consisting of milky quartz with MnOx and FeOx + Sulphides <1%, with box work of Pyrite, weak acidity, trending NW80º/68ºNE; the second one trending NW70º-80º/62ºSW, with crystalline to milky quartz, strong acidity MnOx + FeOx + gray to blue sulphides <1%, with box work of Pyrite, with around 20-40 cm width.

The continuity of the Terronera vein was traced near the La Esperanza Mine, with around 60 m long. Some rock samples were collected in the Los Lentes “cata”, of the Pabellón Vein, which consisted of quartz (crystalline to milky) vein, with MnOx + FeOx, with strong to moderate oxidation, with possible presence of Au; live Pyrite. Occasionally brecciated quartz and banded to disseminated sulphides.

The trenching program included:

•	Terronera: A total of 6 trenches were completed with 25 samples.

•	Pabellon: A total of 5 trenches with 33 samples.

•	Zavala: A total of 13 trenches were made with 71 samples.

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In the La Zavala zone most of the outcropping rock presents alteration, with a trend SW. The alteration consisted of advanced argillic but the presence of quartz was not located. The results in this area are below the detection limit.

Table 9-3
Significant Assays for rock sampling in the Terronera South area

Channel ID	Sample ID	Location	Structure	Description	Width (m)	ALS Lab.
						Au (ppm)	Ag (ppm)	Cu(%)	Pb(%)	Zn(%)
C-02	ESA11302 to11304	San Simón	Vein Qz	VQ de cristalino a lechoso con fuerte oxidación Mn + Ag, poco OxFe, fuerte acidez = cuarzo granulado, sulfuros grises bandeados (en Mn) = 0.03 - 0.05%, drusasde cuarzo	3.10	3.84	100	0.0037	0.0116	0.0275
C-14	ESA11342 to11344	La Estrecha	Vein Qz	VQ de cristalinoa lechoso con pocos OxFe, sulfuros grises diss = Tr- 0.01%, ligeraa moderada acidez, PyOx y en box work	2.60	0.59	289	0.0005	0.0031	0.0028
C-15	ESA11345 to11346	La Estrecha	Vein Qz	VQ cristalino con ligera oxidación, sulfuros grises = 0.01 - 0.02%, Py en box work, Ox Fe, ligera acidez	1.90	0.20	123	0.0002	0.0021	0.0011
C-16	ESA11347	La Coyota	Vein Qz	VQ de cristalino a lechoso con OxFe + OxMn poca Py en box work, ligera acidez, sulfuros grises diss y en grumos = 0.01%	0.90	0.24	173	0.0015	0.0148	0.0025
C-19	ESA11350	Los Lentes	SW3	SW3 convetillas de cuarzo<10cm moderada oxidación Py oxy en box work con cuarzo cristalino, sulfuros grises en trazas, fuerte silicificación de la roca	1.00	0.19	173	0.0023	0.0116	0.0041
C-20	ESA11351	Los Lentes	SW3	SW3 vetillas de cuarzo < 10 cm con1capa de obsidiana, Py viva + sulfuros grises = 0.01 - 0.02 % en la vetillas de cuarzo	0.90	0.25	152	0.0035	0.0173	0.0459
C-21	ESA11352	Los Lentes	Vein Qz	VQ cristalino de 80 cm de espesor, moderada acidez + OxFe, Pye n box work, sufuros grises bandeados y en cumulos = 0.02 - 0.03%	0.80	2.31	302	0.0050	0.0672	0.0683

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C-22	ESA11353	Los Lentes	Vein Qz	VQ cristalino con ligera acidez, Py en box work = oxidación hipogénica + Py viva blanca, sulfuros grises bandados y diss = 0.02-0.03%	0.60	0.19	182	0.0031	0.0315	0.0579
C-23	ESA11354	Los Lentes	Vein Qz	VQ cristalino con ligera acidez, Py en box work= oxidación hipogénica + Py viva blanca, sulfuros grises bandados y diss= 0.02 - 0.03%	0.85	0.59	274	0.0054	0.0534	0.0960
C-30	ESA11366 to11367	La Perdida	Vein Qz	VQ cristalino con OxMn en gran cantidad + Ag, OxFe con puntos rojos = Au, texturabla de, sulfuros bandeados mezclados con Mn, poca Py, fuerte acidez	1.00	0.74	133	0.0058	0.0217	0.0152

Table 9-4
Significant Assays for rock sampling in the Terronera South area

Channel ID	Sample ID	Location	Structure	Description	Width (m)	ALS Lab.
						Au (ppm)	Ag (ppm)	Cu(%)	Pb(%)	Zn(%)
C-32	ESA11370 to11371	La Perdida	Vein Qz	VQ cristalino con OxMn en gran cantidad + Ag, OxFe con puntos rojos= Au, texturabla de, sulfuros bandeados mezclados con Mn, poca Py, fuerte acidez	1.10	0.52	201	0.0204	0.0471	0.0434
C-33	ESA11372 to11373	La Perdida	Vein Qz	VQ cristalino con OxMn en gran cantidad + Ag, OxFe con puntos rojos= Au, texturabla de, sulfuros bandeados mezclados con Mn, poca Py, fuerte acidez	1.30	0.65	136	0.0116	0.0451	0.0391
C-35	ESA11375 to11377	Zavala	Vein Qz	Veta de cuarzo cristalino a lechoso, Py oxidada = Au, ligeros OxMn + Ag = 0.01 - 0.02%, ligeros OxFe, ligera acidez, drusas de cuarzo	2.85	0.45	173	0.0012	0.0095	0.0032
C-36	ESA11378 to11380	Zavala	Vein Qz	Veta de cuarzo cristalino con Py viva + oxdiada + box work, OxMn + OxFe, sulfuros grises bandeados = 0.02- 0.05%, tambien en grumos, ligera acidez	3.50	0.11	131	0.0033	0.0134	0.0276
C-37	ESA11381	Zavala	Vein Qz	Veta de cuarzo cristalino sulfuros grises en bandas y grumo s= 0.03 - 0.08%,	0.70	0.27	336	0.0043	0.0273	0.0328

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				ligera acidez, Py oxidada y en box work.
C-46	ESA11403	Crestón	Toba	Toba riodacítica con Py viva y oxidada,f uerte silicificación, moderada a ligera oxidación.	1.50	0.27	395	0.0047	0.0185	0.0167
C-56	ESA11423 to11426	Terronera	Vein Qz	VQ cristalino con OxFe + OxMn + sulfuros grises = 0.02 - 0.05 % bandeados, Au?, moderada acidez, Py en box work. Al bajo	4.05	6.04	104	0.0038	0.0008	0.0166
C-59	ESA11436	Zavala Chica	Vein Qz	VQ 25 cm de espesor, fuerte acidez, OxFe + Ox Mn + Arg = 0.02 - 0.05%, Au	0.25	0.38	210	0.0018	0.0305	0.0213
C-62	ESA11440	Los Lentes	Vein Qz	VQ Brechado cristalino OxFe + OxMn + Jarosita + Sulfuros = 0.02 - 0.03 % bandeados posible Au	0.80	0.14	150	0.0016	0.0228	0.0295
C-63	ESA11441	Los Lentes	Vein Qz	VQ Brechado cristalino OxFe + OxMn + Jarosita + Sulfuros = 0.02 - 0.03 % bandeados. Cuarzo granulado = posible Au	1.20	0.23	360	0.0028	0.0684	0.0155
C-65	ESA11443 to11444	Los Lentes	Vein Qz	VQ Brechado cristalino OxFe + OxMn + Jarosita + Sulfuros = 0.05 - 0.1 % bandeados. Cuarzo granulado = posible Au	1.70	0.85	465	0.0052	0.0351	0.0701
C-66	ESA11445	Los Lentes	Vein Qz	VQ Brechado cristalino OxFe + OxMn + Jarosita + Sulfuros = 0.05 - 0.1% bandeados. Cuarzo granulado = posible Au	1.20	0.16	125	0.0034	0.0250	0.0704

Table 9-5
Assays for trenches completed in the Terronera area

Trench	Trench Length	Strike	Looking	Sample ID	Sample Length	Litho	Au (ppm)	Ag (ppm)	Cu(%)	Pb(%)	Zn(%)
TR1	6	NW70º	NE10º	TR-01	1.5	Rhyodacitic Tuff	<0.005	<0.2	0.0001	0.0027	0.0013
				TR-02	1.5	Rhyodacitic Tuff	<0.005	<0.2	<0.0001	0.0024	0.0010
				TR-03	1.5	Rhyodacitic Tuff	<0.005	<0.2	<0.0001	0.0017	0.0008
TR2	8	NE65º	NW25º	TR-04	1.5	Rhyodacitic Tuff	<0.005	<0.2	<0.0001	0.0012	0.0026
				TR-05	1.5	Rhyodacitic Tuff	<0.005	<0.2	0.0001	0.0012	0.0059
				TR-06	1.5	Rhyodacitic Tuff	<0.005	0	0.0001	0.0024	0.0073
				TR-07	1.5	Rhyodacitic Tuff	<0.005	<0.2	<0.0001	0.0020	0.0069
TR3	4	NE70º	NW25º	TR-08	0.8	Rhyodacitic Tuff	<0.005	<0.2	<0.0001	0.0005	0.0026
				TR-09	1.0	Rhyodacitic Tuff	<0.005	<0.2	0.0003	0.0008	0.0020
TR4	6	NE75º	NW20º	TR-10	1.5	Rhyodacitic Tuff	0.01	<0.2	<0.0001	0.0005	0.0088
				TR-11	1.5	Rhyodacitic Tuff	0.01	0	0.0001	0.0007	0.0059
TR5	11	NE05º	NW85º	TR-12	1.5	Sw	0.05	3	0.0002	0.0022	0.0088
				TR-13	1.5	Sw	0.06	3	0.0001	0.0014	0.0087
				TR-14	1.5	BXHX	0.05	2	0.0001	0.0021	0.0053
				TR-15	1.5	BXHX	0.06	7	0.0003	0.0036	0.0075

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				TR-16	1.5	BXHX	0.11	44	0.0049	0.0180	0.0139
				TR-17	1.2	BXHX	0.73	281	0.0118	0.0993	0.0234
TR6	15	NE20º	NW60º	TR-18	1.5	Sw	0.02	2	0.0003	0.0010	0.0070
				TR-19	1.5	Sw	0.02	1	0.0003	0.0009	0.0078
				TR-20	1.5	Sw	0.03	4	0.0007	0.0023	0.0077
				TR-21	1.5	Sw	0.02	1	0.0004	0.0009	0.0068
				TR-22	1.5	Sw	0.02	2	0.0007	0.0008	0.0062
				TR-23	1.5	Sw	0.03	2	0.0004	0.0018	0.0077
				TR-24	1.5	Sw	0.03	1	0.0004	0.0012	0.0068
				TR-25	1.5	Sw	0.03	1	0.0004	0.0012	0.0065

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Figure 9-2
Surface Map of the Terronera South area

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Figures 9-3 & 9-4
Photographs showing topographical survey of Tunnel

Figures 9-5 & 9-6
Photographs showing collection of samples

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Figure 9-7
Photograph showing construction of Trenches

Quiteria West

At the End of 2013, geological mapping and sampling was conducted in the Quiteria West area (Figure 9-8). A total of 164 rock samples were collected and submitted for assays. Significant results are in Table 9-6.

This vein was recognized and drilled in the eastern part at the end of 2011 and was completed early 2012, but due to the proposed location for the Process Plant and Jales Dam, it was necessary to invest more time to complete interpretation and reconnaissance works in the western part of the System, in order to consider a condemnation drilling program for this structure (Figure 9-9).

In the eastern part the vein present zones with Quartz (milky to crystalline), FeOx + MnOx + Sulphides, minor acidity and minor box work of Pyrite.

The western part (from the Las Arañas “cata”) the quartz it’s from milky to crystalline, with FeOx + gray sulphides in veinlets and disseminated, with live Pyrite and in the first part propilitized zone and its viewed the width of the vein. The vein is from 7 to 12 m.

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The Quiteria West structure in the central part (possible bifurcation of the structure) the preferential trend its NE80º-70º/35º-50ºNW, the width varies from 2 to 4 m; with weak to moderate acidity. With presence of Pyrite (oxidized and in box work), moderate oxidation with minor MnOx. In this zone the outcrop corresponds to a rhyolitic tuff (Sw3 and argillized), which it’s possible to be part of the trace due to at west of the area, in the Don Pedro shaft, consisted of a Quartz Vein; its hosted in a rhyolitic tuff, strongly silicified, oxidized (Sw3) and occasional argillized (near the fault); with no visible Sulphides in the zone of the Quartz Vein.

The extension of the structure at this part it’s around 1,400 m; the Vein of Quartz it’s verified in all the extension by Crests and also by samples.

The structure at the West end consisted of a Vein of Quartz, with a trend of NW75º-85º/75ºSW, with around 9 m width; strong oxidation, moderate MnOx with Sulphides; with strong argillic alteration, Pyrite (oxidized and in box work).

Near this area it was located a zone with strong argillic alteration + oxidation + silica, with occasional brecciated parts of the rock (rhyolitic tuff); with presence of Pyrite (oxidized and in box work), with minor MnOx, but no visible Sulphides. At south of the possible trace it was located an area with strong alteration; with strong “diaclasamiento” in several trends: NE75º/50ºNW, NW5º/62ºSW; were also located some staggered faults with a preferential trend NW45º/85ºNE.

The extension at this part of the structure is around 1600 m; from the road to Los Espinos were it was located a Vein of Quartz to the West end.

Table 9-6
Significant composites of channel sampling collected in the Quiteria West area

Channel ID	Sample ID	Location	Structure	Description	Width (m)	ALS Lab.
						Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
C-79	ESA11486 to11491	Zancudo	Vein Qz	Veta de cuarzol echoso con OxFe + trazas de sulfruos, sin OxMn	9.00	0.01	3	0.0012	0.0337	0.0024
C-80	ESA11492	Zancudo	Vein Qz	VQ cristalino con OxMn + OxFe + sulfuros en trazas -0.01%, ligera acidez, pocos box work de Py	0.80	<0.005	2	0.0008	0.0109	0.0009
C-83	ESA11496 to11502	Zancudo	Riolita/ Vein Qz	Toba riolítica silicificada con box work de Py, OxFe + trazas de sulfuros, fuerte oxidación / VQ cristalino con OxMn+ OxFe + sulfuros en trazas -0.01%, ligera acidez, pocos box work de Py	10.50	0.01	2	0.0012	0.0070	0.0019

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C-84	ESA11503 to11510	Chagui	Vein Qz	VQ cristalino a lechoso con OxMn + OxFe + sulfuros en trazas- 0.01%, ligera acidez, pocos box work de Py	11.80	0.01	7	0.0131	0.0339	0.0096
C-85	ESA11511 to11520	Cacariza	Vein Qz	VQ de cristalino a lechoso OxFe + OxMn + sulfuros en trazas, sin Py, ligera acidez	11.10	0.01	12	0.0073	0.3646	0.0321
C-86	ESA11521 to11524	Las Arañas	Vein Qz	VQ de cristalino a lechoso con pocos Ox Fe + OxMn + trazasde sulfuros, Py viva y en boxwork, sin acidez	3.70	0.01	1	0.0005	0.0023	0.0070
C-87	ESA11525	ALos Espinos	Vein Qz	VQ de lechosoa cristalino con zona propilitizadas (presencia de sulfuros) Py viva y en box work, moderados oxidos de Fe con sulfuros grises en grumos	0.70	<0.005	12	0.0019	0.0026	0.0052
C-88	ESA11526 to11532	ALos Espinos	Vein Qz	VQ de lechosoa cristalino con zona propilitizadas (presencia de sulfuros) Py viva y en box work, moderados oxidos de Fe con sulfuros grises en grumos	5.60	0.01	6	0.0112	0.0025	0.0048
C-89	ESA11533 to11537	ALos Espinos	Vein Qz	VQ de lechosoa cristalino con pocos oxidos de Fe + sulfuros en trazas a 0.01% + Py viva	4.30	0.01	3	0.0007	0.0012	0.0010
C-91	ESA11539 to11540	ALos Espinos	Vein Qz/ Riolita	VQ de cristalino a lechoso con fragmentos de roca original con sulfuros grises en traza + Py viva / Riolita como encajonante con vetillas de cuarzo, trazas de sulfuros + Py viva.	1.90	0.01	6	0.0155	0.0007	0.0091
C-92	ESA11541 to11549	ALos Espinos	Vein Qz	VQ de lechoso a cristalino con OxFe + OxMn + sulfuros = TR- 0.01 % con ligera acidez	7.30	0.01	2	0.0041	0.0005	0.0067
C-94	ESA11553 to11560	Quiteria West/ Torres	Vein Qz	VQ lechoso a cristalino con Py blanca y amarilla, jarosita, trazas de sulfuros + OxFe + OxMn ,con ligera acidez	11.00	<0.005	2	0.0002	0.0015	0.0004

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C-95	ESA11561 to11566	Quiteria West	Vein Qz	VQ de cristalino a lechoso con OxMn+ sulfuros en trazas, con fuerte oxidación = Au?	8.50	0.03	1	0.0009	0.0011	0.0027
C-96	ESA11567 to11577	Quiteria West	Vein Qz	VQ de cristalino a lechoso con pocos OxMn+OxFe, sin sulfuros, Py oxidada y en box work	15.80	0.01	4	0.0007	0.0130	0.0012
C-102	ESA11587 to11588	Quiteria West	Vein Qz	VQ cristalino con fuerte oxidación = Au?, Ox Mn + sulfuros?, Py oxidada y en box work	1.80	0.01	2	0.0002	0.0010	0.0066

Figure 9-8
Surface Map of the Quiteria West area

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Figure 9-9
Longitudinal Section (looking North) showing intersection points on the Quiteria West vein, including western extension.

Figure 9-10
Photograph showing verification of the Quiteria West zone.

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Figure 9-11
Photograph showing sampling activities in the Quiteria West area.

Figures 9-12 & 9-13
Photographs showing sampling and topographical survey activities in the Quiteria West area.

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10.0	DRILLING

10.1	General

In 2013, Endeavour Silver continued its drilling program on the San Sebastián property. Endeavour Silver’s objective for the drilling campaign was to expand upon mineral resources identified in the 2012 drill program. Endeavour Silver was successful in meeting its objectives for the 2013 drilling program.

10.2	2013 DRILLING PROGRAM and results

10.2.1	2013 Surface Drilling Program

In 2013, exploration surface diamond drilling continued at the San Sebastian Project, focused in the Terronera vein area.

10.2.1.1.	2013 Terronera Surface Diamond Drilling Program

Early January, 2013, follow-up surface diamond drilling resumed on the Terronera area, using a man-portable drill rig provided by Energold. At the end of the program, Endeavour Silver had completed a total of 8,573.50 m in 30 holes (Table 10-1 and Figure 10-1).

Table 10-1
2013 Drill Hole Summary for the Terronera Surface Diamond Drilling Program

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
TR10-3	298º	-54º	NQ	277.55	9/1/2013	15/01/2013
TR04-1	230°	-45º	NQ	131.15	16/01/2013	19/01/2013
TR04-2	230°	-71º	NQ	167.75	19/01/2013	22/01/2013
TR04-3	230°	-87º	NQ	228.75	23/01/2013	27/01/2013
TR03-1	173°	-45º	NQ	178.40	27/01/2013	1/2/2013
TR04-4	230º	70º	NQ	376.65	1/2/2013	9/2/2013
TR03-2	208º	-51º	NQ	289.75	9/2/2013	14/02/2013
TR03-3	207º	-60º	NQ	376.65	14/02/2013	22/02/2013
TR03-4	203º	-68º	NQ	379.90	23/02/2013	1/3/2013
TR05-1	249º	-45º	NQ	257.70	1/3/2013	8/3/2013
TR05-2	254º	-56º	NQ	352.25	8/3/2013	17/03/2013
TR05-3	257º	-66º	NQ	355.30	17/03/2013	24/03/2013
TR05-4	264º	-73º	NQ	420.90	24/03/2013	3/4/2013

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TR04-5	230º	-51°	NQ	301.95	3/4/2013	10/4/2013
TR03-5	156º	-57º	NQ	192.15	10/4/2013	14/04/2013
TR05-5	246º	-50º	NQ	176.90	14/04/2013	18/04/2013
TR05.5-1	265º	-66º	NQ	201.30	18/04/2013	22/04/2013
TR05.5-2	258º	-59º	NQ	186.05	22/04/2013	27/04/2013
TR08.5-1	244°	-51°	NQ	237.90	27/04/2013	1/5/2013
TR07.5-1	218°	-50º	NQ	242.45	1/5/2013	6/5/2013
TR06.5-1	212º	-62º	NQ	222.65	7/5/2013	11/5/2013
TR02-3	230º	-56º	NQ	320.25	12/5/2013	18/05/2013
TR01-1	213º	-45º	NQ	286.70	18/05/2013	24/05/2013
TR01-2	207º	-57º	NQ	301.95	23/05/2013	29/05/2013
TR00-1	193º	-45º	NQ	306.50	29/05/2013	4/6/2013
TR00-2	187°	-56°	NQ	332.45	4/6/2013	10/6/2013
TR1S-1	176º	-45°	NQ	305.00	10/6/2013	17/06/2013
TR02-4	230º	-65º	NQ	356.85	17/06/2013	26/06/2013
TR02-5	230º	-72º	NQ	399.55	26/06/2013	4/7/2013
TR1S-2	213º	-66º	NQ	410.20	4/7/2013	1/8/2013
Total				8,573.50

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Figure 10-1
Surface Map Showing Completed Drill Holes (black) in the Terronera Area of San
Sebastián del Oeste

The 2013 exploration drilling program was successful in expanding and connecting the two high grade silver-gold mineralized zones (Central part and El Hundido area) in the Terronera vein.

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The Terronera vein intercepted in drill holes mainly consists of brecciated to massive quartz +/- calcite, translucent to milky white in colour, locally banded and sugary-textured. Vugs filled with drusy quartz crystals are observed in places. Sulphide content is typically <1%, occurring either as disseminations or very thin bands. Sulphides are predominately fine-grained pyrite. Traces of other dark grey sulphides, possibly argentite, are also present. Relict pyrite and hematite line cavities and boxworks in some vein intercepts. The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Hydrothermal breccia or strongly fractured intervals with either fragments or horses of brecciated and quartz-stockworked rhyodacite are common. Minor faulting with clay and reworked vein and wallrock material is also often associated with the Terronera vein.

The host rock is mainly propylitized rhyodacite, weak to moderately silicified in places, with minor narrow quartz stock veinlets associated with the more strongly silicified zones. Oxidation, primarily on fractures, is common, especially in shallower holes.

Drilling highlights in the Terronera vein include 122 g/t silver and 2.00 g/t gold over 5.90 m true width in hole TR02-5, 507 g/t silver and 1.36 g/t gold over 6.66 m true width in hole TR03-1, 915 g/t silver and 2.33 g/t gold over 2.47 m true width in hole TR03-5 (including 5,580 g/t silver and 15.85 g/t gold over 0.27 m true width), 646 g/t silver and 1.11 g/t gold over 5.03 m true width in hole TR07.5 -1 (including 1,650 g/t silver and 1.82 g/t gold over 1.04 m true width) and 583 g/t silver and 0.79 g/t gold over 8.41 m true width in hole TR08.5 -1 (including 4,420 g/t silver and 2.46 g/t gold over 0.47 m true width).

Drilling results are summarized in Table 10-2 and the Terronera vein intercepts are shown on the longitudinal section in Figure 10-2

Figures 10-3 through 10-6 depict typical cross-sections showing several of the holes drilled to test the Terronera vein structure in the San Sebastian Project.

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Table 10-2
Surface Drill Hole Assay Summary for Mineral Intercepts in the Terronera Area

Drill Hole ID	Structure	Mineralized Interval			Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
TR1S-1	Terronera	272.80	274.25	1.45	1.40	39	0.64
	Including	272.80	273.60	0.80	0.77	42	0.73
TR1S-2	Vein	404.70	405.45	0.75	0.57	1	<0.005
TR00-1	Terronera	234.90	240.15	5.25	4.93	117	0.41
	Including	239.25	240.15	0.90	0.85	416	0.66
TR00-2	Terronera	284.50	289.00	4.50	4.04	121	0.64
	Terronera Composite	286.55	289.00	2.45	2.02	216	0.55
	Including	287.20	288.10	0.90	0.69	398	0.78
TR01-1	Terronera	226.70	233.90	7.20	6.17	61	0.34
	Including	232.70	233.90	1.20	1.03	92	0.94
TR01-2	Terronera	267.35	274.00	6.65	5.88	229	0.88
	Including	272.75	274.00	1.25	1.08	665	1.16
TR02-3	Terronera	265.00	275.45	10.45	8.47	44	0.06
	Terronera Composite	265.00	267.70	2.70	2.54	137	0.17
	Including	266.50	267.70	1.20	1.13	267	0.14
TR02-4	TerroneraVein	301.05	305.60	4.55	1.92	79	1.81
	Including	303.00	304.10	1.10	0.46	126	4.88
TR02-5	TerroneraVein	360.80	367.70	6.90	5.90	122	2.00
	Including	363.75	365.00	1.25	1.08	387	7.18
TR03-1	Terronera	57.95	73.25	15.30	8.23	420	1.14
	Terronera Composite	57.95	71.10	13.15	6.66	507	1.36
	Including	58.95	60.20	1.25	0.91	1040	0.73
TR03-2	Terronera	216.55	233.25	16.70	12.79	48	0.46
	Terronera Composite	219.75	225.75	6.00	4.60	125	1.09
	Including	221.25	222.75	1.50	1.15	301	2.57
TR03-3	Terronera	246.85	265.05	18.20	13.74	16	0.35
	Terronera Composite	246.85	248.85	2.00	1.51	93	2.35
	Including	247.55	247.95	0.40	0.30	140	4.89
TR03-4	Terronera	285.70	291.80	6.10	4.11	74	0.46
	Terronera Composite	283.00	291.00	8.00	5.04	79	0.60
	Including	283.00	284.35	1.35	0.68	141	1.66

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TR03-5	Terronera	124.55	128.55	4.00	1.82	1226	3.10
	Terronera Composite	124.55	130.00	5.45	2.47	915	2.33
	Including	127.25	127.85	0.60	0.27	5580	15.85
TR04-1	Terronera	62.65	79.00	16.35	11.85	109	0.38
	Terronera Composite	70.15	77.65	7.50	4.90	235	0.85
	Including	73.45	74.45	1.00	0.71	629	2.24
TR04-2	Terronera	79.30	91.40	12.10	8.21	14	0.11
	TerroneraComposite	79.30	84.85	5.55	4.00	18	0.13
	Including	83.35	84.85	1.50	0.96	28	0.34
TR04-3	Terronera	162.20	179.45	17.25	6.74	29	0.41
	Terronera Composite	164.70	170.60	5.90	2.31	67	0.83
	Including	167.75	170.60	2.85	1.11	68	1.39
TR04-4	Terronera	311.80	314.35	2.55	1.51	203	9.32
	Terronera Composite	310.05	318.55	8.50	5.48	175	5.62
	Including	310.05	311.30	1.25	0.72	461	21.00
TR04-5	Terronera	239.10	252.40	13.30	11.52	408	0.86
	Terronera Composite	237.80	251.00	13.20	11.48	425	0.90
	Including	243.40	244.20	0.80	0.69	1280	1.54
TR05-1	Terronera	215.45	221.15	5.70	5.39	60	0.63
	Terronera Composite	215.45	218.00	2.55	2.40	70	0.91
	Including	215.45	216.55	1.10	1.03	104	0.66
TR05-2	Terronera	257.10	258.40	1.30	1.00	74	0.24
	Terronera Composite	257.10	259.50	2.40	2.08	44	0.14
	Including	258.00	258.40	0.40	0.31	210	0.31
TR05-3	Terronera	297.10	311.80	14.70	10.20	17	0.60
	Terronera Composite	305.00	307.90	2.90	2.05	34	1.09
	Including	305.00	306.30	1.30	0.92	57	1.39
TR05-4	Terronera	343.00	358.90	15.90	8.29	30	0.82
	Terronera Composite	347.40	352.10	4.70	1.64	54	2.35
	Including	348.60	349.85	1.25	0.41	105	4.38
TR05-5	Terronera	70.10	79.90	9.80	9.07	190	0.31
	Terronera Composite	71.40	79.90	8.50	7.79	218	0.35
	Including	73.20	74.10	0.90	0.82	703	0.65
TR05.5-1	Terronera	167.20	171.30	4.10	3.55	387	0.57
	Terronera Composite	165.80	171.30	5.50	4.81	298	0.47
	Including	169.80	170.80	1.00	0.87	1230	1.00
TR05.5-2	Terronera	97.50	113.15	15.65	10.06	268	0.49
	Terronera Composite	100.20	113.15	12.95	8.32	321	0.58

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	Including	110.00	111.10	1.10	0.71	1125	0.89
TR06.5-1	Terronera	152.00	161.35	9.35	6.92	17	0.11
	Terronera Composite	152.00	155.25	3.25	2.14	28	0.09
	Including	152.00	152.90	0.90	0.52	59	0.12
TR07.5-1	Terronera	198.45	204.00	5.55	5.03	646	1.11
	Including	201.70	202.85	1.15	1.04	1650	1.82
TR08.5-1	Terronera	186.15	195.60	9.45	8.88	555	0.76
	Terronera Composite	186.65	195.60	8.95	8.41	583	0.79
	Including	194.45	194.95	0.50	0.47	4420	2.46
	Fw Terronera	201.05	203.15	2.10	1.35	40	0.02
	Including	201.05	202.10	1.05	0.67	48	0.02
TR10-3	Terronera	152.40	167.10	14.70	12.08	348	0.61
	Terronera Composite	154.85	166.35	11.50	9.65	427	0.74
	Including	160.65	161.40	0.75	0.57	1310	1.32
	Fw Terronera	218.00	219.50	1.50	0.51	35	0.14
	Fw Terronera Composite	215.15	219.50	4.35	1.72	17	0.10
	Including	218.00	219.50	1.50	0.51	35	0.14

Figure 10-2
Longitudinal Section (Looking Northeast) Showing the Intersection Points on the Terronera
Vein

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Figures 10-3 & 10-4
Cross-Sections through holes TR02-1, TR02-2, TR02-3, TR02-4 & TR02-5 (top) and TR03-1,
TR03-2, TR03-3, TR03-4 & TR03-5 (bottom) Drilled to test the Terronera Vein

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Figures 10-5 & 10-6
Cross-Sections through holes TR07.5 -1 (top) and TR08.5 -1 (Bottom) drilled to test the
Terronera Vein

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Method and Approach

Endeavour Silver has adopted a fairly rigorous QA/QC program for its surface exploration programs in Mexico and generally follows similar preparation, analyses and security procedures for its programs, both on a new property like San Sebastián and on more mature projects like those closer to its operating mines at Guanajuato or Guanaceví. There may be some variation introduced into the QA/QC programs due to either the location or the available services in the area but, where these occur, they do not impact the quality of the program.

1.1.3	Core Drilling

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles of less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

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The core storage facilities at San Sebastián are enclosed in a locked, cement- walled warehouse and well protected.

11.1.1	Sample Preparation and Security

11.1.1.1.	Rock and Drill Core

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the San Sebastián Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm, or 5 to 10,000 ppb.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an ICP-AES analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade silver (+/- gold) mineralization have been optimized for accuracy and precision at high concentrations (>20 ppm for silver). The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps from selected drill holes are also subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis (ME-ICP41). The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte.

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Over-limits (>10,000 ppm) determined for lead and zinc by ICP are re-analyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

The analysis procedures are summarized in Table 11-1.

Table 11-1
Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core	Au	Fire Assay and AA analysis	0.005 ppm	10ppm	AUAA23
	Ag + Multielements (35Elements)	Aqua Regia and ICP- AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb / 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
	Au, Ag (Samples >20ppm Ag ME-ICP41)	Fire Assays and Gravimetric Finish	0.05 ppm Au / 5 ppm Ag	1,000 ppm Au / 10,000 ppm Ag	Au, Ag ME- GRA21
Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multi elements (35 Elements)	Aqua Regia and ICP- AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb / 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41

AA	Atomic
Absorption
ICP-MS	Inductively Coupled Plasma Mass
Spectrometer
ICP-AES	Inductively Coupled Plasma Atomic Emission Spectrophotometry
GRA	Gravimetric

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found on its website at http://www.alsglobal.com/.

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During 2013, the turn-around time required for analyses was typically about two weeks.

11.2	Quality Control / Quality Assurance (QA/QC) program

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results.

Drilling on the San Sebastián Project included a QA/QC program. For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of approximately 5%.

A total of 3,123 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at San Sebastian in 2013, as shown in Table 11-2. A total of 149 pulps were also submitted for check assaying.

Table 11-2
Table Showing Quantities of Control Samples Used

Samples	No. of Samples	Percentage (%)
Standards	157	5.03%
Duplicates	124	3.97%
Blanks	165	5.28%
Normal	2,677	85.72%
Total	3,123	100.00%
Checksamples	149	4.77%

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 11-1).

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Figure 11-1
Flowsheet for Core Sampling, Preparation and Analysis

11.2.1	Standard Reference Material

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratory. The standard reference material (SRM) was purchased from an internationally-recognized company (CDN Resource Laboratories Ltd.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2013, a total of 157 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Four different standards were submitted and analyzed for gold and silver as summarized in Table 11-3.

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Table 11-3
Summary of the Reference Standard Material Samples Used During the San Sebastián
Surface Diamond Drilling Program

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR-27	CDN-ME-11	CDN Resource Laboratories	1.38	79	NA	NA
EDR-30	CDN-GS-5J	Reference Source	4.9	73	NA	NA
EDR-31	CDN-FSM-6	CDN Resource Laboratories	2.15	157	2.12	150
EDR-32	CDN-FSM-7	Reference Source	0.9	65	0.9	67

NA	Not Applicable

For the process to establish the control limits of the SRM, in 2013 Endeavour Silver modify the protocols, until 2012 the used value was the recommended for the SRM (Certificate), and the control limits were defined as a function of the standard deviation resulting from the round robin (the assays of a SRM at various laboratories). This has to do with precision, not with accuracy, which is the control that is wanted with the use of this material (Simón, Méndez A. 2011), therefore the mean used is the product of the ALS assays; also it was established a limit for this mean to have an statistical weight, which is 25 samples, in other words, if the reference material has more than 25 results the mean of the ALS assays its used, otherwise its used the recommended value in the SRM Certificate.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-4.

Table 11-4
Table Showing Basis for Intercepting Standard Samples

Limit	Value
UL	Plus 2 standard deviations from th emean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for a batch failure are as follows:

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•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

•	A blank value over the acceptable limit is a failure.

Results of each standard are presented separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. Only a few samples were outside the control limits, but come from non-mineralized zones, so no further action was required. Examples of control charts generated by Endeavour Silver are shown in Figure 11-2 to Figure 11-9 for the standard reference material.

Figure 11-2
Control Chart for Gold Assays from the Standard Reference Sample EDR-27

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Figure 11-3
Control Chart for Silver Assays from the Standard Reference Sample EDR-27

Figure 11-4
Control Chart for Gold Assays from the Standard Reference Sample EDR-30

Figure 11-5
Control Chart for Silver Assays from the Standard Reference Sample EDR-30

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Figure 11-6
Control Chart for Gold Assays from the Standard Reference Sample EDR-31

Figure 11-7
Control Chart for Silver Assays from the Standard Reference Sample EDR-31

Figure 11-8
Control Chart for Gold Assays from the Standard Reference Sample EDR-32

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Figure 11-9
Control Chart for Silver Assays from the Standard Reference Sample EDR-32

11.2.2	Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the San Sebastián Project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate sample was ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 124 duplicate samples were taken, representing 4% of the total samples.

The results of the duplicate sampling are shown graphically in Figure 11-10 and Figure 11-11.

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Figure 11-10
Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour
Silver’s San Sebastián Drilling Program

Figure 11-11
Graph of the Original versus Duplicate Sample for the Silver Assays from Endeavour
Silver’s San Sebastián Drilling Program

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Moderate correlation indices (0.89 for gold and 0.82 for silver) are shown for the majority of the duplicate samples collected during the San Sebastián drilling program.

11.2.3	Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the San Sebastián Project. The bentonite used was Enviroplug Coarse (1/4”).

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples, with 165 blank samples submitted.

The control limit for Blank samples is 10 times the minimum limit of detection of the assay method of the element. For gold is 0.05 ppm and silver 2 ppm.

Control charts for gold and silver assays from the blank samples inserted into the sample stream on the San Sebastián Project are shown in Figure 11-12 and Figure 11-13.

Figure 11-12
Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

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Figure 11-13
Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

11.2.4	Check Assays

To evaluate the accuracy of the primary laboratory, Endeavour Silver routinely conducts check analyses.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

A total of 149 pulps were sent to a third party laboratory (BSI-Inspectorate) for check analysis. This amounts to approximately 5% of the total samples taken during the drilling program.

Correlation coefficients are high (>0.95) for both gold and silver, showing excellent overall agreement between the original ALS-Chemex assay and the BSI-Inspectorate check assay.

Scatter diagrams for gold and silver from check samples are shown in Figure 11-14 and Figure 11-15.

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Figure 11-14
Scatter Diagram of the Gold Check Samples

Figure 11-15
Scatter Diagram of the Silver Check Samples

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11.2.5	QA/QC Summary

In general, there is a close correlation between the ALS assays and the reference standard recommended values. ALS generally demonstrated good accuracy for gold and silver, reporting only slightly higher grades for gold in couple of holes.

11.3	Comments on section 11

The QP has reviewed the QA/QC program and results for the San Sebastián Project and believes that Endeavour Silver is conducting its QA/QC program according to the best practice guidelines for exploration programs as defined by the CIM. Therefore, the results obtained from the exploration programs on the San Sebastián Project can be relied upon and the QP considers the data collected appropriate for use in estimating the mineral resources for the project.

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12.0	DATA VERIFICATION

The QP verified the data used in this Technical Report by conducting a site visit to the San Sebastián Project area, reviewing the geological data, reviewing the results of QA/QC program, and validating various components of the resource database.

12.1	2013 Site Visit

The QP visited the San Sebastian Property from Nov 15 – Nov 17, 2013. The main objectives were to review the project geology/mineralization, drilling and sampling practices, drill collar positions and QA/QC protocols.

12.1.1	Review of Project Geology and Mineralization

The epithermal silver-gold vein systems being explored by Endeavour are well exposed in road cuttings and shallow artisanal surficial workings (Figure 12-1).

The presence of extensive artisanal workings has enabled detailed mapping and examination of the mineralization. The widths of the veins as observed in the field generally vary between 1 and 10 m. However, two veins, Terronera and La Luz, were found to be up to 40 m wide. The dips are typically sub- vertical.

12.1.2	Review of Exploration Practices

The QP is satisfied that the drilling procedures are in accordance with the current CIM Exploration Best Practices Guidelines. Endeavour Silver preferably uses HQ and NQ core sizes for its exploration drilling. The drilling at San Sebastian was done using NQ core size. Figure 12-2 shows a typical drill rig setup at the San Sebastian Property.

On the drill site, surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys.

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Figure 12-1
Vein Exposure in Adit

Figure 12-2
Portable Drill Rig at Collar of ES08-1

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Survey readings are generally taken at 50 m intervals down the hole, using a Reflex survey tool (Figure 12-3). The azimuth is corrected for magnetic declination and drift, and then the corrected data are entered as part of the digital drill database.

Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice which provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

Drill collar positions for completed drill holes are well preserved and reclamation/restoration of the disturbed drill site is conducted by planting new trees (Figure 12-4).

Figure 12-3
Endeavour Technician Recording Down-hole Survey Readings

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Figure 12-4
Drill Collar Site Showing Newly Planted Tree

12.1.3	Review of QA/QC

Standard logging and sampling procedures are in place and follow the same protocol as in use at Endeavour’s other operations. Under the direction of the exploration manager, Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assaying procedures, including duplicates, standards, blanks and check analyses. Follow-up on the performance of control samples (standards) is achieved through the use of control charts and reports as detailed in Section 11.

Endeavour maintains adequate security measures at its core storage and sampling facilities by restricting access to authorized personnel only and locking the premises when not in use. Figure 12-5 shows Endeavour’s exploration manager inside the core shed checking sampling records.

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Figure 12-5
Endeavour’s Core Shed at the San Sebastián Project Area

It is the opinion of the QP that the exploration program, QA/QC protocols and database generation procedures are well executed and the data is suitable for use in resource estimation.

12.2	Database Verification for the Mineral Resource Estimate

The QP reviewed the database by conducting the following steps:

•	Checking for any non-conforming assay information such as duplicate samples and missing sample numbers.

•	Verifying collar elevations against survey information for each drill hole.

•	Verifying collar coordinates against survey information for each drill hole.

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•	Verifying the dip and azimuth against survey information for each hole.

•	Comparing the database assays and intervals against the original assay certificates and drill logs.

12.3	Comments on Section 12

The QP satisfied that the database was generated in a credible manner and that it is representative of the mineralization found at the San Sebastián Project.

The QP considers the data suitable to support mineral resource estimation.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing was completed during 2013. This section was reproduced from the 2013 Micon report titled “NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico” and is included here for completeness.

13.1	General Discussion

Endeavour Silver conducted metallurgical testing on a sample of concentrate obtained from the Minera Cimarron’s flotation plant in San Sebastián del Oeste (Figure 13-1). The plant processes ores from their La Quiteria mine.

Figure 13-1
Minera Cimarron’s Flotation Plant and Tailings Facility in the San Sebastián del Oeste
Area

Metallurgical test work was done at Endeavour Silver’s Bolañitos plant in Guanajuato, Mexico. The main objective of the program was to assess the amenability of the sample to cyanide leaching of flotation concentrates, similar to the process used by Endeavour Silver to treat ores from its silver-gold mines in Bolañitos.

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Mineralization from the Quiteria mine is believed to be similar to the veins currently being explored by Endeavour Silver elsewhere in the San Sebastián de Oeste district.

13.2	Metallurgical Testwork

In August, 2012, the concentrate sample from Minera Cimarron’s La Quitería plant was received at the Bolañitos laboratory. Endeavour Silver’s metallurgical staff were then requested to perform bottle roll cyanide extraction tests on the concentrate sample. Antonio Ramos (Bolañitos chief assayer) and Jafet Gomez (El Cubo process manager), under the direction of Abyl Sydykov (Corporate Metallurgist), conducted the test work on the La Quitería concentrate sample.

13.2.1	Multi-Element Analysis

A sub-sample of the concentrate was first sent to SGS de Mexico, S.A. de C.V. (SGS) laboratory in Durango, Mexico, for multi-element analysis.

The results are presented in Table 13-1.

Table 13-1
Results of Multi-Element Assay of La Quitería Concentrate Sample at SGS Durango

Element	Units	Assay	Element	Units	Assay	Element	Units	Assay
Ag	ppm	10767	Fe	%	16.2	S	%	16.8
Au	ppm	19.80	Hg	ppm	<5	Sb	ppm	449
Al	%	0.3	K	%	0.03	Sc	ppm	0.9
As	ppm	1182	La	ppm	2.1	Se	ppm	418
Ba	ppm	15	Li	ppm	34	Sn	ppm	<10
Be	ppm	1.3	Mg	%	1.05	Sr	ppm	94.6
Bi	ppm	<10	Mn	%	1.38	Ti	%	0.02
Ca	%	6.25	Mo	ppm	56	V	ppm	20
Cd	ppm	132	Na	%	0.02	W	ppm	30
Co	ppm	39	Ni	ppm	25	Y	ppm	<5
Cr	ppm	24	P	%	0.02	Zn	%	2.13
Cu	ppm	4470	Pb	%	1	Zr	ppm	3.9

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13.2.2	Size Analysis

A size fraction analysis was carried out on the concentrate sample at the Bolañitos assay laboratory. The analysis showed that 69% of the concentrate was finer than 37 microns. The fraction coarser than 37 and finer than 211 microns had a higher grade (12,700 g/t Ag concentrate) compared to 8,600 g/t Ag in the fine fraction and 8,900 g/t Ag in the coarsest fraction (Table 13-2).

Table 13-2
La Quitería Concentrate Size Analysis and Silver and Gold Distribution in Size Fractions

Size fraction	% Weight	Ag grade g/t	Ag distribution %	Au grade g/t	Au distribution %
+211 μm	0.6	8,946	0.5	20	0.6
-211+152 μm	2.4	14,547	3.6	29.6	3.8
-152+10 4μm	4.5	13,821	6.3	30.4	7.3
-104+75 μm	6.5	12,947	8.6	25.8	9.0
-75+44 μm	12.5	11,716	14.9	27.6	18.3
-44+37 μm	4.1	12,829	5.3	29	6.3
-37 μm	69.4	8,563	60.7	14.86	54.8
Total	100	9,800	100	18.8	100

13.2.3	Cyanide Bottle Roll Leach Tests

Three cyanide bottle roll leach tests at standard conditions were conducted on the concentrate sample (Table 13-3).

Table 13-3
Cyanide Bottle Roll Leach Test Conditions

Sample g	Water mL	Time h	Cal g	Pb(NO3 ) mL	NaCN g	NaCN %	pH
200	470	72	2	0.1	10	1.91	12.1

Average recoveries were 91.11% for silver and 93.11% for gold (Table 13-4).

Table 13-4
La Quitería Cyanide Bottle Roll Leach Test Results

Sample	Head grade		Solution		Tails		Calculated Head		% Recovery
	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag
	g/t	g/t	ppm	ppm	g/t	g/t	g/t	g/t	%	%
E-1	20.650	10,347	6.55	3,769	1.58	961	7600	13.13	92.35%	90.7%
E-2	20.650	10,347	5.72	3,518	1.27	865	7497	12.06	93.85%	91.6%
E-3	20.650	10,347	6.30	3,746	1.42	932	8182	13.62	93.12%	91.0%
								Average	93.11%	91.11%

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13.3	Summary

Silver and gold grades in the concentrate sample tested were found to be at an acceptably high level, averaging 10,800 g/t Ag and 19.8 g/t Au. Cyanide bottle roll leach tests recovered 91.1% of the silver and 93.1% of the gold, which are competitive with the conditions of concentrate smelters or traders.

Selenium grades were found to be high (418 ppm). This may cause problems in the leaching process by contaminating the final doré and resulting in penalties levied by silver refineries.

13.4	Comments on Section 13

Despite the selenium problem, the initial results suggest that high silver and gold recoveries are achievable. However, this test work is inconclusive and further detailed investigations are recommended, using representative samples of mineralization from the San Sebastián Project.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Terms of Reference

The mineral resource estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43- 101 (Aug, 2011), Form 43-101F1 (Aug, 2011), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (2003). Mineral resource classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur they are not considered to be material.

This section presents updated mineral resource estimates for the San Sebastian property based on technical data and information available as of December 31, 2013. The current mineral resource estimates were prepared by Endeavour staff based on the results surface drill hole sampling and to some extent underground chip sampling.

Calculations required during the resource estimating process arrive at totals and weighted averages with some variability in precision. Rounding to normalize to significant digits has resulted in minor apparent discrepancies in some tables, and these discrepancies are not material in the opinion of the author.

The December 31, 2013 mineral resource estimates of the San Sebastian Project supersede the December 15, 2012, resource estimates which was published in the March 06, 2013 Technical Report titled “NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico” by Micon International.

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14.1.1	CIM Mineral Resource Definitions and Classifications

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“Mineral Resource”

"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

"The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identz3ed and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports. "

“Inferred Mineral Resource"

"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

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"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

“Indicated Mineral Resource"

"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

"Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions."

"Measured Mineral Resource"

"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

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"Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2	Methodology

14.2.1	Tonnage Conversion

The San Sebastián Project uses a specific gravity of 2.5 to estimate tonnage. This is considered reasonable for this type of deposit and is based on a number of tests on core samples collected from the Terronera vein.

14.2.2	Resource Estimation Methods

14.2.2.1.	2D Polygonal Method

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and was used for the Animas-Los Negros, El Tajo and Real veins due to the limited number of drill holes.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

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14.2.2.2.	3D Block Modelling

The resource estimate for the Terronera vein of the San Sebastian del Oeste Project was generated using the Vulcan 3D modelling mining software. The database consists of 58 diamond drill holes with an average drill spacing of approximately 50 m and 43 underground channel chip samples. The drill holes generated a total of 5,101 samples but only 471 from the vein intersections were used in the actual estimate.

Three-dimensional wireframe models were constructed of the major structures comprising the vein, i.e. the main Terronera vein (TRV), hanging wall Terronera vein (HWTRV) and footwall Terronera vein (FWTRV). The respective average number of composites is 6, 3 and 3. The resource block models were constructed in rotated space to match the general dip and strike of the vein structures (with 320º azimuth and -73º dip). The block size used was 25 m along strike x 25 m down dip x the width of the vein or diluted to a minimum of 1.5 m (Table 14-1).

Table 14-1
Model cell size in metres

Cell Size in metres
X	Y	Z
25	25	Vein width or 1.5m Minimum Width

Grade interpolation was achieved by using the inverse distance weighted (IDW) technique with a power of 3. The minimum number of samples used in the grade estimation of each block was 2. For Pass 1, the maximum number of samples was 24, with a search ellipse of 30 m x 30 m (for the major and semi-major axes) x 20 m (for the minor axis). For Pass 2, the search ellipse dimensions were 100 m x 75 m x 30 m for the major, semi-major and minor axes, respectively, while for Pass 3 the dimensions were 200 m x 200 m x 60 m. For Passes 2 and 3, the maximum number of samples was 12. Pass 1 was used to assign grades to the indicated resource blocks while Passes 2 and 3 were used for the inferred resource blocks (Table 14-2).

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Table 14-2
IDW Interpolation Parameters

Pass	Minimum No. Samples	Maximum No. Samples	Search Ellipse
			Major	Semi-Major	Minor
1	2	24	30	30	20
2	2	12	100	75	30
3	2	12	200	200	30

14.2.3	Capping of High Grade Assays

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. Accordingly, Endeavour Silver elected to top-cut high assays within each zone. To determine the appropriate capping value for each zone, lognormal probability plots and cumulative frequency plots were examined, and the capping value was based on the cumulative probability of approximately 98% for each zone, as shown in Table 14-3.

Table 14-3
Summary of Sample Capping Grades Used for the San Sebastián Project

Vein	Gold g/t	Silver g/t
Animas-LosNegros	2.38	524
ElTajo	2.38	524
Real	2.38	524
Terronera	7.96	2,070

14.2.4	Sample Composites

For Terronera, compositing was done using the length of the samples defined by the wireframes of the structures. For the other veins, a minimum horizontal width of 1.5 m was used for compositing drill hole sample grades. The average cut-off grade applied to resource blocks was 100 g/t silver equivalent (AgEq). The silver equivalent grade was reached by multiplying the gold grade by 60 and adding it to the silver grade, based on metal prices of US $24.20/oz for silver and US $1,452/oz for gold.

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14.2.5	Modifying Factors

Resource models are based on vein data only. The initial models are therefore undiluted.

14.2.6	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. Mineral resources have been derived by classifying the blocks according to the following criteria:

•

Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. Currently there are no Measured resource blocks at San Sebastián.

•

Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the polygonal resource estimates, a 25m search radius is used in the definition of Indicated resources.

•

Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the polygonal resource estimates, a 50m search radius is used in the definition of Inferred resources.

14.2.7	Cut-off Grades

For the December 31, 2013 resource estimate, a cut-off grade of 100 g/t silver equivalent (AgEq) was used. The 100 g/t AgEq geological cut-off grade used is considered appropriate to reflect the requirement that resources must have reasonable prospects for economic extraction.

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14.3	Mineral Resource Statement

The mineral resources have been estimated, classified and reported using the guidelines given in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines which have been adopted for reporting under NI 43- 101.

The summary of the resource estimates, as contained in Table 14-4 and Table 14-5, have an effective date of December 31, 2013. The cut-off grade for the mineral resources used by Endeavour Silver is 100 g/t AgEq, with no base metal credits applied.

Figure 14-1, Figure 14-2, Figure 14-3 and Figure 14-4 are longitudinal sections showing the current resources estimated for the Animas-Los Negros, Tajo, Real and Terronera veins.

Table 14-4
Indicated Mineral Resource Estimate, San Sebastián Project
Effective Date December 31, 2013

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	SilverEq (g/t)	Silver (oz)	Gold (oz)	SilverEq (oz)
Animas-Negros,Tajo& Real	Indicated	307,000	199	0.55	232	1,968,000	5,400	2,292,000
Terronera	Indicated	2,169,000	233	1.16	303	16,248,200	80,900	21,102,200
Total	Indicated	2,476,000	229	1.08	294	18,216,200	86,300	23,394,200

Table 14-5
Inferred Mineral Resource Estimate, San Sebastián Project
Effective Date December 31, 2013

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	SilverEq (g/t)	Silver (oz)	Gold (oz)	SilverEq (oz)
Animas-Negros,Tajo& Real	Inferred	354,000	211	0.52	242	2,404,100	5,900	2,758,100
Terronera	Inferred	2,022,000	169	1.86	281	10,986,500	120,900	18,240,500
Total	Inferred	2,376,000	175	1.66	275	13,390,600	126,800	20,998,600

The totals in Tables 14.2 and 14.3 have been rounded.

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Figure 14-1
Longitudinal Section Showing the Resources for the Animas-Los Negros Vein

Figure 14-2
Longitudinal Section Showing the Resources for the Tajo Vein

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Figure 14-3
Longitudinal Section Showing the Resources for the Real Vein

Figure 14-4
Longitudinal Section Showing the Resources for the Terronera Vein

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14.4	Note on Rounding

Most organizations and agencies responsible for overseeing the classification and reporting of reserves and resources require that reports round the estimated results to a level that does not imply unrealistic levels of precision. This can create apparent arithmetic inconsistencies in summations and quotients that are difficult to completely eliminate. In this report many of the subdivisions of the deposit are rounded to thousands of tons and ounces.

14.5	Factors That May Affect the Mineral Resource Estimate

Factors which may affect the calculation of mineral resources, and therefore the Mineral Resource estimates include changes to the following assumptions and parameters:

•	Commodity price assumptions,
•	Mineralization limits used to constrain the estimates,
•	Assignment of SG values.

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction.

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

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14.6	Comments on Section 14

The QP has reviewed the procedures used to generate the resource estimates and believes these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations.

The QP considers there to be no significant technical, legal, environmental or political considerations which would affect the resource estimate or the continued exploration of the San Sebastián Property.

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15.0	MINERAL RESERVE ESTIMATES

This section is not applicable to the current San Sebastián Property.

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16.0	MINING METHODS

This section is not applicable to the current San Sebastián Property.

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17.0	RECOVERY METHODS

This section is not applicable to the current San Sebastián Property.

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18.0	PROJECT INFRASTRUCTURE

This section is not applicable to the current San Sebastián Property.

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19.0	MARKET STUDIES AND CONTRACTS

This section is not applicable to the current San Sebastián Property.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Endeavour Silver holds all necessary environmental permits to conduct planned exploration on the San Sebastian Project, as summarized in Table 20-1.

Table 20-1
Summary of Environmental Permits for the San Sebastian Project

Area	Permit Type	Issuing Agency	File of authorization	Validity	Term
Real Alto	MIA	Semarnat	SGPARN.014.02.01.01.092/11	3Years	14-01-2011-2014
Real Alto	ETJ	Semarnat	SGPARN.014.02.01.01.663/11	3Years	29-03-2011-2014
Terronera	MIA-MODIFIC	Semarnat	SGPARN.014.02.01.01.1788/11	3Years	19-10-2011-2014
Terronera	ETJ	Semarnat	SGPARN.014.02.01.01.054/13	24Months	15-01-2013-2015
Terronera	MIA-MODIFIC	Semarnat	SGPARN.014.02.01.01.2034/13	3Years	09-12-2013-2016

As part of the reclamation and soil conservation activities, trees were planted in the areas impacted by exploration.

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA), the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In the third Quarter of 2013, it was requested an extension of this permit, by the End of the year it was renewed for 2 more years.

As part of the obligations acquired with the authorization of the MIA, Endeavour Silver maintains a permanent supervision of the wild life through day and night tours, defined in a monitoring and environmental surveillance plan, validated by Semarnat; also surveillance it’s maintained by night watch cameras of infrared light and the techniques of scent stations.

Also, Endeavour Silver continues working with the Unidad de Manjeo (UMA), which is a management unit set up for the conservation of wild fauna in the nearby community, for the reproduction of the species considered to be prey of the jaguar (white tailed deer), promoted and sponsored by the company.

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During operations Endeavour Silver maintains special care with spill any lubricants, greases, oils and materials that could damage or contaminate the soil. Also it’s constantly supervised to not leave behind any materials from activities during construction and maintenance of the Project, as well as to spill any type of substance or residues or toxic materials that could alter the conditions of any bodies of water.

20.1	Social and Community Impact

Endeavour Silver acknowledges its social responsibility through a community relations program, with the objective of assisting in the well-being and sustainable human development in communities adjacent to the San Sebastian Project. The major areas of focus and impact in the communities are related to:

•	Support to the San Sebastian del Oeste Municipality with donation of materials, repairing of roads, etc.
•	Support to government institutions (DIF).
•	Support for education with donation of computer equipment for the development of skills for various activities and occupations.

Support for the communities' traditions, practices and customs through donations to their school, religious and/or cultural celebrations.

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21.0	CAPITAL AND OPERATING COSTS

This section is not applicable to the current San Sebastián Property.

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22.0	ECONOMIC ANALYSIS

This section is not applicable to the current San Sebastián Property.

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23.0	ADJACENT PROPERTIES

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria mine in the San Sebastián del Oeste area (Figure 23-1). Approximately 70 ha of mining claims are owned by the company. These 70 ha include some recently acquired claims in the Los Reyes area which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that, in the near future, it will be able to supplement production from this area.

Figure 23-1
Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area

Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the material that is milled is from this development work and a small portion comes from shrinkage stoping. Minera Cimarron is also encountering some old workings at depth and along strike.

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Drilling is done with jack-legs and mucking and hauling are done mainly with 2 and 3.5 yard LHDs. Ore grades are reportedly around 275 g/t silver and 0.4 g/t gold. The company is currently milling about 130 t/d with 70% recovery and this is done with the following equipment: 1 jaw crusher, 1 Symon’s 2 ft cone crusher, 1 Hardinge 8’ x 48” 200 HP ball mill, followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average, 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

Future plans for the mine include further development toward the northwest on the vein structure, the continuation of an existing adit to shorten hauling distances, driving a new adit to access the vein structure at greater depth and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from mining districts throughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small town of Santiago de los Pinos and Minera Cimarron recently obtained a building permit for some living quarters for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso property is also located within the same belt of low sulphidation epithermal deposits which hosts the San Sebastián veins. All mineralization at the Guijoso Project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by and 1.5 km in width.

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In 2004, Capstone Mining Corporation completed a small mapping program, an orientation stream sediment sampling program, and some surface rock sampling on the Guijoso Project.

Between March 2, 2007 and March 1, 2008 Fury Explorations Ltd. (Fury) completed an exploration program on the Guijoso Property. Work included regional and target-specific geochemical rock sampling, grid rock sampling, mapping, and drilling of 13 core drill holes totaling 2,017 m. Results of sampling of three principal veins indicated encouraging silver-gold mineralization to a maximum of 712 g/t silver and 4.7 g/t gold. Drill results, however, were significantly lower than surface sample results from veins. The drill program was reportedly plagued by poor recoveries and abandoned holes due to ground conditions, the relatively underpowered drill rig, small core size (BQ), shallow angle holes and other factors.

In 2008, Ansell Capital Corp. had an option from Fury to earn a 70% interest in the Guijoso Project. Ansell did not complete its option and Fury returned the property to the underlying owners in 2010.

23.1	Comments on Section 23

The QP has not verified the information regarding adjacent properties and has not visited them or audited them. The values and the information on adjacent properties presented do not have any direct bearing on the San Sebastián Property and the reader should not infer or assume that the San Sebastián Property will have similar results.

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24.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant information.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	General Discussion

The San Sebastián property was acquired by Endeavour Silver in 2010. The property represents a new, district-scale, silver-gold exploration opportunity for the company. The silver and gold mines in San Sebastián were first discovered in 1542 but there has only been limited modern exploration conducted in the district. Prior to Endeavour Silver, the only significant exploration activity was carried out by IMMSA in the late 1980’s and early 1990’s.

San Sebastián covers a classic, low sulphidation, epithermal vein system in four mineralized sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián del Oeste and Real de Oxtotipan (Real Alto). Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins and, according to the scant information available, a large amount of silver was extracted.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralization. For example, the La Quiteria vein ranges up to 15 m in thickness, and the La Quiteria mine averages nearly 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

Since the known high-grade silver-gold deposit at the Quiteria mine is restricted to a discrete, plunging zone measuring about 200 to 250 m long by 200 to 250 m deep by 2.5 to 5.0 m thick, Endeavour Silver exploration personnel are of the opinion that substantial potential exists to find additional high grade mineralized zones within a reasonable distance of the known veins on the San Sebastián property. Many of these veins have never been drilled or explored using modern methods.

In San Sebastián, silver and gold mineralization represents the upper portion of an epithermal vein system. The system is preserved to a large extent and veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

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In areas of higher elevation, such as Real de Oxtotipan (Real Alto), the quartz is amorphous, milky white in colour and displays many favourable textures indicative of a low temperature environment. Future exploration will explore to depth the three main vein systems in Real Alto: Animas-Los Negros, El Tajo and Real. The Terronera vein in the San Sebastián de Oeste zone has only been explored to shallow depths. Exploration targets also include the areas between known mineralized ore shoots exploited in the past on the Terronera vein.

Since acquiring the San Sebastián Property, Endeavour Silver has been successful in its exploration programs, significantly adding to its knowledge of the geology and mineralization of the San Sebastián Project area. With its successful exploration programs in the San Sebastián area, Endeavour Silver has been able to add to its resource base for this Project.

25.2	2013 Mineral Resource Estimate

The mineral resource was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 31, 2013.

The resource estimate was conducted using the polygonal/sectional method for the smaller veins and a 3D resource model for the larger Terronera vein. A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 25-1.

Table 25-1
Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq
Effective Date December 31, 2013

Vein	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total Indicated	2,476,000	229	1.08	294	18,216,200	86,300	23,394,200

Total Inferred	2,376,000	175	1.66	275	13,390,600	126,800	20,998,600

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1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

25.3	Conclusions

The QP considers the San Sebastián resource estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the resource estimate or the continued exploration of the San Sebastián Property.

The QP considers that the mineral concessions in the San Sebastián mining district controlled by Endeavour Silver to be highly prospective both along strike and down dip of the existing mineralization. Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted.

Therefore, the QP believes that with Endeavour’s continued commitment to exploration, there is a good likelihood of discovering additional resources at the San Sebastián Project.

Despite the potential for additional resources, Endeavour has not determined whether its mineral resource contains any mineral reserves that are economically recoverable. There are presently no mineral reserves on the San Sebastian Property.

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26.0	RECOMMENDATIONS

Based on a review of the San Sebastián Project and the encouraging results thus far, the QP recommends the following.

That Endeavour continues exploration activities on the San Sebastián property. The exploration budget approved for 2014 is discussed in Section 26.1.

Endeavour continues to investigate and develop relationships with third parties holding prospective mining interests in and surrounding the San Sebastián Project area.

Drilling programs should continue to focus on upgrading and expanding the resources.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

As more data is collected, the modelling parameters and procedures be regularly reviewed to develop better estimation plans.

Endeavour continues to develop and regularly revise high quality geologic models as more drilling is completed to enhance resource modeling.

Current QA/QC program should be maintained and regularly reviewed to develop better protocols...

The QP recommends that the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations be continued.

Additional metallurgical testing should be conducted as more information is collected to establish the optimum recovery method(s) and grade-recovery relationship(s).

As the resource base grows the need for basic engineering studies increases. Endeavour should initiate investigations into infrastructural requirements and as the project advances consider commissioning economic studies.

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26.1	Budget for Further Work

During 2014, the activities will be focused to prove the presence of mineral on the recently discovered southern extension of the Terronera vein, between sections 2S to 14S.

This entire zone, will be drilled with two drill rigs; one for the shallow and scarped zones and the other for the deeper areas.

Also, in the north part of Terronera it was discovered an extension with 500 m long, which will be delineated and evaluated.

The 2014 exploration program is planned to include 6,250 m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera vein. Endeavour Silver is budgeting to spend US $1,546,650, mainly on diamond drilling, in an effort to expand the resource base on its property during 2014. The estimated cost of diamond drilling, including roads and drill pads, is US $184/m. Diamond drilling costs are higher than on Endeavour Silver’s other Projects due to the use of the portable drill rig.

The approximate time-frame for execution of this drilling program is 4 months.

In addition to the proposed budget, payment of the 2014 annual taxes will be required for the San Sebastián concessions. The San Sebastián Property consists of 12 mineral concessions covering 5,466 ha. The estimated cost of the annual tax payment is US $53,360.

Table 26-1 summarizes the planned 2014 surface exploration budget for the San Sebastián Project.

Table 26-1
Summary of Total 2014 Expenditures for the San Sebastián Project Exploration
Programs

Project Area	2014 Program		Budget
	Metres	Samples	US$
Surface Exploration Drilling
Terronera	6,250	2,000	1,149,450
San Sebastian Regional Exploration		1200	397,200
Total	6,250	3,200	1,546,650

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The detailed budget for the priority exploration targets is summarized in Table 26-2.

Table 26-2
San Sebastián Surface Exploration Budget for 2014

AREA	ACTIVITY (units)	Units	Unit Cost (US$)	Total Cost (US$)
Terronera (Central Area)	Assays-Rock and soil (sample)		25	0
	Assays-Core (sample)	2,000	30	60,000
	Consultants (days)		1200	0
	Surface diamond drilling (m)	6,250	145	906,250
	Field and offic esupplies (weeks)	16	500	8,000
	Housing and food (weeks)	16	440	7,040
	Geology and engineering personnel (weeks)	16	4370	69,920
	Salaries and labour (weeks)	16	980	15,680
	Trenches, roads, drill pads and reclamation (weeks)	16	3000	48,000
	Trenches–sampling only (days)		500	0
	Travel and lodging (weeks)	16	310	4,960
	Vehicle inc. gasoline, repair and maintenance (weeks)	16	890	14,240
	Surface use agreements (months)	16	800	12,800
	Expenses, non-deductible (weeks)	16	160	2,560
Central Area Subtotal				1,149,450
San Sebastián Regional (Targeting)	Assays-Rock and soil (sample)	1,200	25	30,000
	Assays-Core (sample)		32	0
	Consultants (days)		1200	0
	Surface diamond drilling (m)		110	0
	Field and offic esupplies (weeks)	48	500	24,000
	Housing and food (weeks)	48	440	21,120
	Geology and engineering personnel (weeks)	48	4370	209,760
	Salaries and labour (weeks)	48	980	47,040
	Trenches, roads, drill pads and reclamation (weeks)		3000	0
	Trenches–sampling only (days)		500	0
	Travel and lodging (weeks)	48	310	14,880
	Vehicle inc. gasoline, repair and maintenance	48	890	42,720

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(weeks)
Surface use agreements (months)		800	0
Expenses, non-deductible (weeks)	48	160	7,680
San Sebastian Regional Subtotal			397,200
San Sebastián Project Exploration Total			1,546,650

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27.0	REFERENCES

Berger, B.R., and Eimon, P.L., (1983), Conceptual models of epithermal precious metal deposits, in Shanks, W.C. III, ed., Cameron volume on unconventional mineral deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205.

Blanco, J., 2006, Dirección de Exploraciones, Zona Sur, IMMSA Resumen Proyecto San Sebastián

Buchanan, L. J., 1981, Precious Metal Deposits Associated with Volcanic Environments in the Southwest, Arizona Geologic Society Digest, Vol. XIV, Relations of Tectonics to Ore Deposits in the Southern Cordillera, ed. By Dickenson, W. R. and Payne, W. D.

Corbett, G.J., Leach, T.M. 1996, Southwest Pacific Rim gold - copper systems: structure, alteration and mineralization. Workshop manual, 185 p.

Flores, M. C., Reyes, S. S., 2001, Carta Geológico-Minera San Felipe de Hijar F13-D51 Escala 1:50,000 Estado de Jalisco: Consejo de Recurso Minerales, 32 p.

Hollister, F.V. 1985, Discoveries of epithermal precious metal deposits: AIME, Case histories of mineral discoveries, V.1, pp. 168.

Lange, R. A., Carmichael, I. S. E., 1991, A potassic volcanic front in western Mexico: The lamprophyric and related lavas of San Sebastián: Geological Society of America Bulletin, Vol. 103, p. 928-940.

Lewis, W.J., and Murahwi, C.Z., (2012), NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico. 119 p.

Lewis, W.J., and Murahwi, C.Z., (2013), NI-43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastián Project, Jalisco State, Mexico. 118 p.

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López Ramos, E., 1982, Geología de Mexico”, 3ª ed. Mexico, Instituto de Geología de la UNAM

Madrigal, L., Flores, E., Solís, T, Pérez, R., Vizcarra, L., 1995, Grupo Mexico, Evaluación Geológica y Barrenación a Diamante en el Proyecto de San Sebastián, Jalisco

Simón, Mendez A. (2011). A Discussion on Current Quality-Control Practices in Mineral Exploration, in Llopis, A. M., Alvarez, V., Martinez-Bru, C., Gomez, R., & Barba, N., Quality Assurance in the Preanalytical Phase, Applications and Experiences of Quality Control, Ognyan Ivanov (Rd.), 704p.

Ramirez, Santiago, (1884), Noticia Historica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación, 768 p.

Romo, E.A. et al., (2010), La Historia Minera De San Sebastián Del Oeste, Jalisco Y Su Potencial Turistíco, 4 Congreso de la Academia Mexicana de Investigatión Turistíca, 21.

Servicio Geológico Mexicano (SGM), (2010), Panorama Minero del Estado Jalisco: 51 p.

Servicio Geológico Mexicano (SGM), (2006), Panorama Minero del Estado Jalisco: 45 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descripción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Vargas, J.C., et al., (1992), Geological – Mining Monograph of the State of Jalisco, Secretaria de Energia, Minas e Industria Paraestatal, 122 p.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

I, Michael Munroe SME-RM, am employed as Geologist with Endeavour Silver Corp. of Vancouver, British Columbia, Canada.

This certificate applies to the technical report titled “Ni 43-101 Technical Report on the Resource Estimates for the San Sebastián Project Jalisco State Mexico” effective December 31, 2013 and dated 27 March 2014 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME, #4151306RM).

I graduated from the Acadia University, Nova Scotia, Canada, with a Bachelors of Science with Specialization (B.Sc.S) degree in Geology in 1989. I have completed the Citation Program in Applied Geostatistics at the Centre for Computational Geostatistics (CCG) at the University of Alberta in 2006 followed by a Master of Science degree in Mining Engineering (Geostatistics) in 2012.

With the exception of my time at the University of Alberta (2007-2008) obtaining my Masters degree, I have practiced my profession continuously since 1986. I have been directly involved in narrow vein gold and silver exploration and mining operations in Canada, Mexico, United States, and Venezuela.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the San Sebastián Property on November 15th through November 17th, 2013.

I am responsible for all sections of the technical report.

I am not independent of Endeavour Silver Corp. as independence is described in Section 1.5 of NI 43-101.

I have been involved with the San Sebastián Property since November 2013 performing geological and numerical model review and validation.

I have read NI 43–101 and the technical report has been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated:         27 March 2014

“Signed and sealed”

________________________________________

Michael Munroe, SME-RM

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